2004 Annual Report

Zi's Mission To deliver intelligent interface solutions that enhance the user experience of wireless and consumer technologies.

Phone users around the world send one billion short messages every day.  In 2004, over a half billion new phones were sold worldwide.  To Zi, that means business - truly global business.

No matter how many features and services are packed into a phone or other device, consumers won't be attracted to them unless they can find, access and use them - easily.

Zi Corporation's easy and intuitive interface products - with the industry's most predictive text features - open the door to a phone's full functionality, inspiring the user to explore - and ultimately use and enjoy - all the features and services it has to offer.

And when a phone's interface is easy, its users are more likely to think of it as an indispensable tool - one that's amazingly fast, efficient and accurate.  This unique "use-ability" becomes a marketable differentiator and compelling advantage for phone manufacturers and network operators around the world.

    Zi's product portfolio includes:

QiX™	A new service discovery engine that enhances a phone's existing user interface by providing a quick and easy method for accessing the phone's full set of features, applications and services without having to remember where and how to find them via the traditionally structured menu system.

eZiText®	Provides fast, efficient, predictive one-touch entry and word completion, enhanced with the interactive learning and personalization of a user's language patterns and behavior.

eZiTap®	Combines the power of predictive texting and automatic vocabulary learning with the familiarity and flexibility of multi-tap input. eZiTap is ideal for the youth market in which multi-tap is used to create unique and fun vocabulary and texting shortcuts.

Decuma	A new interatcive handwriting input product from Zi that mimics how humans write with pen on paper - naturally and efficiently - in a broad range of languages.

ZI PRODUCTS

    increase handset usability for device manufacturers

        to drive service usage and ARPU for network operators

Chairman's Message

To my fellow shareholders:

Your Board of Directors and I are pleased to report to you on the important progress and accomplishments made by Zi Corporation during 2004. As noted later in this report by our Chief Executive Officer, Michael Donnell, this has been a remarkable year for us in terms of revenue growth, product development and our drive to build a profitable company. We are strong financially with no debt and I believe we are well positioned to take advantage of the exciting market opportunities that lie ahead.

The highlights of 2004 include growth in our core Zi Technology business and our two quarters of profitability, as well as several key accomplishments that can provide us additional momentum to sustain new growth in 2005 and beyond. We strengthened our balance sheet significantly; established or expanded a number of important relationships with such industry leaders as Nokia, Flextronics, QUALCOMM, Panda Mobile and China Putian; and announced the acquisition of the assets of Decuma AB, a Swedish company that develops handwriting recognition software that, when incorporated with our predictive text products, substantially differentiates us from our competitors. We also introduced advanced versions of our predictive text input technologies, and all but completed the development of a revolutionary new service discovery engine, Qix™, which was introduced in the first quarter of 2005.

Our management team was strengthened in 2004 in such key areas as operations, development, marketing and sales, and, with an eye to further enhancing our focus on corporate governance, we added two new members to our Board of Directors, Donald P. Moore and Richard D. Tingle. Donald is a well respected corporate attorney with a noteworthy business, finance and legal background, and Richard brings highly regarded business and legal experience to our Board particularly in the area of corporate law. Richard is a member of the Corporate Governance Committee and Donald is a member of the Compensation Committee, both are outside directors and are providing valuable new perspectives and guidance to Zi.

As I mentioned at this time last year, corporate governance is a priority at Zi and we remain committed to working diligently to ensure regulatory compliance in all areas and to bring the best value to all of our shareholders.

As a Board, we believe that Zi Corporation made significant progress in 2004, much of which will be realized in 2005 and beyond. This is an exciting time for all of us and we thank you for your past and continued support.

(signed)
Michael E. Lobsinger
Chairman of the Board
March 28, 2005

Table of Contents     4 Management's Discussion and Analysis of Financial Condition and Results of Operations         20 Financial Review
                                25 Notes to the Consolidated Financial Statements IBC Corporate Information                                                                            1

President's Message

To our shareholders:

The year 2004 was another year of important progress for Zi Corporation. It was marked by a 26 percent increase in total revenues, two of the best quarters in our history, a significantly strengthened balance sheet, major improvements in the functionality and quality of our product lines and key additions to our senior management team. And, just last December, we announced an important business relationship with Nokia, the world's largest handset maker.

Our financial numbers provide evidence of our continued progress. Total Zi Corporation revenue for 2004 was $13.4 million, up from $10.6 million in 2003. Our Zi Technology core business provided the major share of the revenue, increasing to $12.9 million, a 30 percent increase over the $9.9 million in 2003. The net loss for 2004, which included approximately $3.4 million of one-time, non-cash charges, was $2.4 million, or a loss of $0.06 per basic and diluted share, approximately the same as the loss in 2003 of $2.9 million or a loss of $0.08 per basic and diluted share.

Among the highlights of 2004 were two consecutive quarters of profitability—the second and third quarters—and without the one-time, non-cash charges recorded in 2004, we would have recorded a $1 million profit on a non-GAAP basis for the entire year, which would have been a $3.4 million improvement over 2003. The one-time, non-cash charges we recorded in 2004 included non-cash compensation expense of $1.4 million on the issuance of restricted stock units and non-employee stock options, and a $2 million impairment charge to make provision on a note receivable. In 2003, there was just $516,000 of non-cash compensation expense.

Gross margin as a percentage of revenue continued to be very strong at 96.5 percent in 2004 compared to 95.9 percent in 2003 largely because we generate the bulk of our revenues from licensing fees.

The momentum we built throughout 2004 strengthened our balance sheet dramatically compared to earlier years. As of December 31, 2004, we had cash and cash equivalents of $12.9 million, total assets of $21.7 million and shareholders' equity of $15.7 million. In 2003, our year-end balance sheet showed cash and cash equivalents of just $2.4 million, total assets of $10.7 million, and shareholders' equity of $4.3 million. And, I can also tell you, we are continuing to strengthen our balance sheet in 2005. By the end of February of this year, our cash and cash equivalents had grown to approximately $15.3 million, an increase of more than $2.4 million.

Unquestionably a very important accomplishment of 2004 was the announcement in December that Nokia, a brand known and highly respected throughout the world, has licensed our eZiText® predictive text software and will begin to embed it into their handsets. This business relationship is significant for Zi. Nokia not only represents more than 30 percent of the global cellphone market with shipments of approximately 200 million handsets a year, many other prominent handset designers and manufacturers around the world often follow Nokia's technology lead. We believe that the confidence in our products expressed by Nokia signing an agreement with us will also help expand the use of our products by other major handset manufacturers.

The Nokia relationship was prefaced by the announcement at the end of the third quarter that our advanced eZiText technology was pre-integrated and available for Nokia's world-leading Series 60 smartphone platform. While it demonstrated to the world that we are working on engineering capabilities with Nokia, it also signaled that Zi technology was officially pre-integrated on all the major operating systems for mobile phones.

Another major announcement came more recently, at the 3GSM World Congress in France in February of 2005. We chose this international venue to launch a revolutionary new product, Qix (pronounced quicks), which we believe fits squarely into our goal of making electronic communication devices simpler, faster, and easier for consumers to use. This time we were focused on making it much easier for end users to access a mobile phone's full set of features, applications, and services without having to remember where and how to find them.

While Qix makes life easier for mobile phone users, it also adds another key enhancement—the ability to drive revenue for the carriers. The various applications on a mobile phone—including instant messaging, short messaging, multi-media messaging, e-mail and Internet browsing—are important revenue generators for carriers and we believe more people will use these applications if we simplify the process of using them. We believe Qix is a major technology breakthrough in handset usability that sets Zi apart from its competition.

2 PRESIDENT'S MESSAGE

The January 2005 acquisition of the assets of Decuma AB of Sweden, a developer of unique handwriting recognition software for Western languages, Japanese and Chinese, is yet another differentiator of Zi from our competitors. We believe this acquisition complements and expands our suite of handset technologies and nicely fits our overall strategy of providing software to simplify and enhance the use of wireless mobile devices. No one else integrates predictive text and handwriting recognition. When Zi's comprehensive language databases are integrated into Decuma's proprietary handwriting recognition solutions, we can provide such features as word prediction and completion, and the learning of user word preferences, which should greatly improve the user's experience and give us a significant competitive advantage.

Another of our important accomplishments that came late in the year was the announcement that Flextronics, the leading Electronics Manufacturing Services (EMS) provider, will embed eZiText and eZiTap™ in a broad range of handset platforms it markets to a variety of wireless handset designers and other manufacturers. The key to the agreement was the innovative and first-to-market features we developed into our technology, including personalization and learning dictionaries, word completion and next word prediction; as well as dual language messaging which allow simultaneous use of two alphabetic languages without any mode changes by the user.

Several other key announcements came in the third quarter, including the launch of an advanced version 2 of the eZiTap Front End Processor (FEP), the predictive text technology we created in close association with Sony Ericsson that Handango last year named the "Best Productivity Application" for the Symbian Operating System. Version 2 includes several new languages and new features including dual language messaging, next word prediction, and "smarter" punctuation prediction.

There was a record quarterly number of 127 new device models embedded with Zi technology released into the market during the 2004 fourth quarter, and a total of 406 for the year, bringing the cumulative total at December 31, 2004 to 804, up from 398 a year earlier.

The number of new models and the total number of units embedded with Zi technology are among the leading indicators of the progress the Company is making in expanding its potential for the generation of revenue.

We are in the midst of a global wireless telecommunications industry that just keeps booming, as does our part of the business. Forecasters predict 726 million mobile handsets will be sold in 2005 and that more mobile handsets are currently in daily use than all the personal computers and televisions combined. The number of global mobile phone subscribers was 1.5 billion in 2004 and is expected to be 2.3 billion by 2010.

I am very proud of the work we have done in the approximately 15 months that I have been Chief Executive Officer of Zi. We have come a long way toward our goals of positioning our Company for growth and sustained profitability. We have strengthened our resources to the point that we can now take advantage of the opportunities presented to us in 2005 and beyond. For this we can thank the continuing creativity and hard work of all of our employees.

I would also like to thank all of our shareholders for their continued faith in us and support throughout 2004. I look forward to again reporting to you the progress we make throughout 2005.

Sincerely,

(signed)
Mike Donnell
President and Chief Executive Officer
March 28, 2005

      Zi Corporation 2004     3

Management's Discussion and Analysis of Financial Condition and Results of Operations

This discussion and analysis of financial condition and results of operations for the three years ended December 31, 2004, 2003 and 2002, should be read in conjunction with the consolidated financial statements and related notes in this report.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") has been prepared with reference to Zi Corporation's (the "Company" or "Zi") consolidated financial statements and notes which have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP"). All financial information herein is presented in United States of America dollars ("US dollars") except as otherwise indicated. Historically, the primary consolidated financial statements of Zi have been prepared in accordance with Canadian GAAP and Canadian Dollars with an annual reconciliation of the Company's financial position and results of operations to US GAAP. In order to provide information on a more comparable basis with its industry peers and to better assist with the understanding of the financial statements to the majority of their users, who are in the US, for the period ending December 31, 2003, the Company initiated reporting its financial position, results of operations and cash flows under US GAAP in its consolidated financial statements. Effective March 31, 2004, the Company initiated reporting its consolidated financial statements in US dollars, with comparative periods restated to US dollars.

Other revisions to disclosures throughout the Company's consolidated financial statements and notes have been made to comply with US GAAP requirements, including comparative disclosures.

The effects on net loss arising from differences in GAAP between the US and Canada are outlined in note 16 to the consolidated financial statements.

Overview

Zi Corporation is incorporated under the Business Corporations Act of Alberta. Principally, Zi develops software designed to enhance the usability of mobile and consumer electronic devices. Through its e-Learning business unit which includes Oztime, English Practice and an equity interest in Magic Lantern Group, Inc. ("MLG"), the Company is also involved in e-Learning technology, content and customer service as well as educational content and distribution channels to offer learning management systems, interactive online courses and network education solutions to meet diverse client requirements. Through the Company's discontinued Zi Services business unit, Zi provided specialized product development and customized solutions in Bluetooth™, VoIP and man-machine interface design to the telecommunications industry.

Executive Summary of Results of Operations
For the years ended December 31 (thousands except per share amounts)	2004	2003	2002
Revenue	$13,403	$10,603	$8,416
Gross margin	12,931	10,168	7,361
Net loss from continuing operations	(2,388)	(2,931)	(19,498)
Discontinued operations	-	-	(5,708)
Net loss	$(2,388)	$(2,931)	$(25,206)
Total assets	$21,699	$10,686	$11,870
Net loss per share from continuing operations - basic and diluted	$(0.06)	$(0.08)	$(0.52)
Net loss per share - basic and diluted	$(0.06)	$(0.08)	$(0.67)
Outstanding shares, weighted average	41,373	38,720	37,767
Outstanding shares, end of period	45,225	39,372	37,914

All dollar amounts are in US dollars and in conformity with US GAAP. This information should be read in conjunction with the Company's financial statements and notes.

4     MD&A

Zi Corporation is a global technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. Zi's product innovations are available on mobile phones, PDAs, gaming devices and set-top boxes. Zi solutions are designed to dramatically improve the usability of these devices and the applications on them; including, SMS, MMS, e-mail and Internet browsing.

The Company provides device manufacturers and network operators with a full range of intuitive and easy-to-use solutions, including: eZiText for one-touch predictive text entry; eZiTap for intelligent multi-tap entry, Decuma® for natural handwriting recognition and the recently announced Qix service discovery engine to enhance the user experience and drive service usage and adoption. Zi's product portfolio includes 48 different language databases, 70 additional language interfaces and the ability to meet user needs in more than 130 countries.

Zi has a global presence with more than 103 million handset units using its technology in the market worldwide. On average, one new Zi-enabled device model has been released for every day of 2004. Today, there are over 800 device models in the market embedded with Zi's technologies.

With over 100 handset manufacturing customers, Zi's technologies can be found in the handsets of manufacturers from around the world, including Nokia, Sony, Sony Ericsson, Samsung, LG Electronics, Flextronics, HP, Sanyo, Fujitsu, Kyocera and others.

The early 2005 acquisition of Decuma handwriting recognition and the launch of the Qix service discovery engine to Zi's core predictive text solutions of eZiText and eZiTap is expected to further bolster Zi's competitive advantage and enable Zi to deliver an expanded suite of innovative products to customers.

Zi signed important licensing agreements in 2004, including Nokia - the world's largest handset manufacturer and Flextronics - the world's largest Electronics Manufacturing Services (EMS) provider. In Asia, Zi continues to make progress with new agreements with leading Chinese manufacturers, including Panda Mobile Communications, China Putian and others. In 2004, Zi also expanded into the mobile gaming device market with a licensing agreement with Gizmondo.

In 2004, Zi completed pre-integration work with Series 60, an industry leading platform from Nokia. Zi is now pre-integrated on all major mobile operating systems ("OS") and platform providers for smartphones, including Series 60, the Symbian OS, Microsoft Smartphone and the PalmSource OS. Zi also collaborated with QUALCOMM to make the eZiText Adaptation Kit for QUALCOMM's BREW solution commercially available to QUALCOMM manufacturing licensees through QUALCOMM.

Critical Accounting Policies and Estimates

The preparation of these consolidated financial statements and related disclosures in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of these financial statements, and revenue and expenses during the period reported. Estimates include allowance for doubtful accounts, valuation of the note receivable, estimated useful life of intangible assets, deferred costs and capital assets, provisions for contingent liabilities, measurement of stock-based compensation, valuation allowance for future tax assets, and revenue for other product revenue using the percentage of completion method, and reflect management's best estimates. By their nature, these estimates are subject to uncertainty and the effect on the financial statements of changes in estimates in future periods could be significant. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the period that they are determined to be necessary. The allowance for doubtful accounts reflects estimates of doubtful amounts in accounts receivable. The allowance is based on specifically identified accounts, historical experience and other current information.

The Company has identified the following critical accounting policies that affect the more significant estimates and judgments used in preparation of its consolidated financial statements.

      Zi Corporation 2004     5

Software Development Costs
All research and development costs are expensed as incurred except those that qualify under the Financial Accounting Standards Board Statement ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed". Research and development costs incurred prior to the establishment of the technological feasibility of a particular software project are expensed as incurred. Software development costs, including costs associated with coding and testing of project related software, are capitalized subsequent to when the technological feasibility of a project is established.

Capitalized costs are amortized commencing in the period of the product's commercial release. The determination of whether a project is technically feasible involves establishing, at a minimum, that the Company has a detailed, documented and consistent product and program design, including high risk development issues related to the project, with the necessary resources to complete the project. If a detailed program design is not used, technological feasibility will be established when a product design or working model of the software model, consistent with the product design, is complete and tested.

Revenue Recognition

The Company recognizes revenue when it is earned and realized in a manner consistent with interpretations in Staff Accounting Bulletin ("SAB") No. 104 of the US Securities and Exchange Commission as further described in note 2 to the consolidated financial statements. Revenue from licensed software is recognized in accordance with Statement of Position ("SOP") 97-2, "Software Revenue Recognition".

Revenues from software licensing royalties related to the sale of the product in which the Company's technologies have been embedded are recorded as earned. Software licensing royalties are included in fees from licensing and implementation.

Under software licensing arrangements, the Company recognizes revenues provided that: a license agreement has been signed and fees are non-refundable; the software and related documentation have been delivered; there are no uncertainties regarding customer acceptance; collection of the resulting receivable is deemed probable; the fees are fixed and determinable; and no other significant vendor obligations exist. Any revenue associated with contracts having multiple elements is deferred and recognized ratably over the period of the contract unless clear evidence exists with respect to the fair value of each separate element of the contract. Fair value for each separate element is evidenced by existing customer contracts which stipulate rates associated with separate, yet similar, services or deliverables. In addition, contracts involving significant modifications or customization of the software sold are accounted for under the guidelines of contract accounting.

Customer support revenues consist of revenue derived from contracts to provide post contract support, such as maintenance and service support, to license holders. The revenues are recognized ratably over the term of the contract.

Revenue from Oztime product contracts recorded in other product revenue is recognized using the percentage of completion method, whereby revenue is recorded at the estimated realizable value of work completed to date and costs incurred to date are compared to total estimated contract costs to determine whether a loss will be realized. Amounts received in advance are recorded as deferred revenue. Estimated losses on contracts are recognized when they become known.

Stock-Based Compensation Plan

As permitted under SFAS No. 123, "Accounting for Stock-Based Compensation", regarding the accounting for the grant of employee and director stock options, the Company has elected to use the intrinsic value method, following Accounting Principles Board ("APB") No. 25, "Accounting for Stock Issued to Employees", and related interpretations. Under APB No. 25, companies are not required to record any compensation expense relating to the grant of options to employees or directors where the awards are granted upon fixed terms with an exercise price equal to fair value at the date of grant and the only condition of exercise is continued employment. The Company accounts for restricted stock units ("RSU's") in accordance with SFAS No. 123, whereby the intrinsic value method is used.

The Company has a stock-based compensation plan, which is further described in note 9 to the Company's consolidated financial statements. The Company has elected to account for stock options by measuring compensation expense as the excess, if any, of the quoted market value of the stock at the date of grant over the exercise price. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. If stock or stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the stock or stock option cancelled is charged to retained earnings.

6     MD&A

Operating Results

Discontinued Operations

On June 30, 2002, the Board of Directors of the Company approved the adoption of a plan to dispose of its Zi Services business segment. Accordingly, the results of operations of this business, were accounted for on a discontinued basis as at June 30, 2002. On July 1, 2002, the Company announced that it had executed a letter of intent to sell Zi Services. On October 31, 2002, the letter of intent expired. Management determined that the carrying value of Zi Services was no longer recoverable with certainty. As a result, in 2002 the Company recorded a provision of $2.7 million to cover non-recoverability of costs. Combined operating losses and provision for non-recoverable costs amounted to $5.7 million. As at December 31, 2002, the Company had sold the remaining assets of this business segment and no longer carries on related business activities.

Net Loss

In 2004, the net loss was $2.4 million or $0.06 per share compared to $2.9 million or $0.08 per share in the previous year. Included in the 2004 reported loss is $2.0 million related to the impairment of a note receivable from MLG, an approximate 44 percent owned subsidiary of the Company, and $1.4 million related to non-cash compensation expense pertaining to the issuance of restricted stock units to a director and officer and non-employee stock options. Excluding the $2.0 million impairment of the MLG note receivable as described in note 3, "Acquisitions and Dispositions" to the Company's consolidated financial statements and the $1.4 million non-cash compensation expense, the Company would have recorded a profit for 2004 of approximately $1.0 million, a $3.4 million improvement compared to 2003 on a similar basis. This is a non-GAAP measure which management believes is a useful measure of performance because the impairment charge is a non-recurring item and non-cash compensation expense was significantly affected by a large and infrequent grant of RSU's, rather than reflective of the operations of the Company. The results of 2003 include $516,000 of non-cash compensation expense. This $3.4 million reduction was accomplished by the continued focus on the Company's core Zi Technology business segment with added emphasis on increasing our sales focus on markets outside of Asia, increasing our investment in new language software databases and controlling selling, general & administration costs ("SG&A"). Other contributing factors to the year over year decrease in the net loss were decreased amortization from lower remaining unamortized capital assets costs and decreased interest expense as a result of the repayment of all outstanding debt in July of 2004.

In 2003, the Company significantly reduced its net loss to $2.9 million from $25.2 million in 2002. This was accomplished by the continued focus on the Company's core Zi Technology business segment with added emphasis on reducing SG&A and research and development costs. Other contributing factors to the year over year decrease in the net loss were the absence of costs from discontinued business segments and write-offs associated with impairment of intangible assets and reducing litigation and judgment settlement costs as experienced in 2002.

In 2002, the financial impact of the loss at trial under the patent infringement suit required the Company to assess its ability to fund an appeal of the jury verdict, as well as its other businesses and investments. Consequently, included in the net loss of $25.2 million is provision for net losses in the aggregate amount of $15.8 million in respect of VoIP and Bluetooth technology business (our former Zi Services business segment) and Oztime, costs associated with legal fees and judgment settlement costs and the loss from discontinued operations of $5.7 million.

Results from Continuing Operations

The continued growth of Zi's customer base and the increase in licensees' products delivered to market has resulted in an increase in revenue from our core technology business of 30 percent to $12.9 million over 2003 revenue of $9.9 million. Revenue from all segments increased 26 percent to $13.4 million from $10.6 million in 2003. The increase is primarily due to Zi's growing customer base with 81 customers contributing to revenue compared to 69 in 2003 and 57 of these customers paying royalties in 2004 compared to 45 in 2003.

During 2003, continued growth of Zi's customer base and the increase in licensees' models delivered to market resulted in an increase in revenue from our core technology business of 53 percent to $9.9 million over 2002 revenue of $6.5 million. Revenue from all segments increased 26 percent to $10.6 million from $8.4 million in 2002. Excluding 2002 revenue from Magic Lantern Communications LTD ("Magic Lantern") of $1.6 million, which was sold in November 2002, the year over year increase is $3.8 million or 56 percent. The increase is primarily due to Zi's growing customer base with 69 customers contributing to revenue compared to 47 in 2002 and 45 of these customers paying royalties in 2003 compared to 30 in 2002.

The net loss from continuing operations for 2004 and 2003 is as described under "Net Loss" above.

The net loss from continuing operations for 2003 was $2.9 million compared to $19.5 million in 2002. Loss per share from continuing operations was $0.08 in 2003 compared to $0.52 in the prior year. This decrease was accomplished by the continued focus on the Company's core Zi Technology business segment with added emphasis on reducing SG&A and research and development costs. Other contributing factors to the year over year decrease in the net loss from continuing operations were the absence of write-offs associated with impairment of intangible assets and reduction of litigation and judgment settlement costs as experienced in 2002.

      Zi Corporation 2004     7

Revenue

In 2004, revenue from continuing operations rose $2.8 million to $13.4 million or 26 percent over 2003. License and implementation fees increased $3.0 million to $12.9 million in 2004, or 30 percent over 2003. Other product revenue of $0.5 million relates to our e-Learning business segment and has decreased by $0.2 million compared to 2003.

License and implementation fees reflect royalties earned from 57 eZiText licensees in 2004, compared to 45 licensees in the same period a year earlier. During 2004, 406 new handset models embedded with eZiText were released into the market, bringing the total at December 31, 2004 to 804 compared to 398 a year earlier. The Company has increased its market penetration and is reducing its concentration in the Asian market through our customers on new devices introduced into the North American and European markets.

In 2003, revenue from continuing operations rose $2.2 million to $10.6 million or 26 percent over 2002. License and implementation fees increased $3.4 million to $9.9 million in 2003, or 53 percent over 2002. Other product revenue of $0.7 million relates to our e-Learning business segment and has decreased by $1.3 million compared to 2002 due primarily to the sale of Magic Lantern in November 2002. Adjusting 2002 other product revenue to exclude $1.6 million related to Magic Lantern, other product revenue rose $0.4 million or 118 percent to $0.7 million in 2003. This increase is attributable to an increase in Oztime revenue.

License and implementation fees reflect royalties earned from 45 eZiText licensees in 2003, compared to 30 licensees in the same period a year earlier. During 2003, 182 new handset models embedded with eZiText were released into the market, bringing the total at December 31, 2003 to 398 compared to 216 a year earlier.

In 2002, revenue from continuing operations rose $5.0 million to $8.4 million, or 146 percent over 2001. License and implementation fees increased $3.2 million to $6.5 million or 99 percent over 2001. Other product revenue, including $1.6 million from Magic Lantern, increased $1.7 million to $1.9 million in 2002.

License and implementation fees reflect earned royalties from 30 eZiText licensees in 2002, compared to 14 in the same period a year earlier. During 2002, 154 new handset models embedded with eZiText were released into the market, bringing the total at December 31, 2002 to 216 compared to 62 a year earlier.

Cost of Sales & Gross Margin

In 2004, gross margin from continuing operations increased $2.8 million to $12.9 million, or 27 percent over the 2003 level. Cost of sales includes the allocation of engineering expenditures associated with projects carried out to modify existing products to meet specific customer requirements. As a percentage of revenue from continuing operations, gross margin from continuing operations increased to 97 percent from 96 percent in 2003.

Gross margin from license and implementation fees in 2004 increased to 97 percent of revenue as compared to 96 percent for 2003. This is due to the fact that in both years more of the revenue was royalty based than services based.

In 2003, gross margin from continuing operations increased $2.8 million to $10.2 million, or 38 percent over the 2002 level. As a percentage of revenue from continuing operations, gross margin from continuing operations increased to 96 percent from 87 percent in 2002. Gross margin from license and implementation fees in 2003 remained unchanged at 96 percent of revenue from 2002.

In 2002, gross margin from continuing operations increased $5.1 million to $7.4 million, or 218 percent over the 2001 level. As a percentage of revenue from continuing operations, gross margin from continuing operations increased to 87 percent from 68 percent in 2001.

Gross margin from license and implementations fees in 2002 increased to 96 percent of revenue from 72 percent of revenue in 2001. This was due to the fact that in 2002 more of the revenue was royalty based than services based. This reflected the increased royalty-bearing eZiText implementations on handset models penetrating the market and the fact that, implementations have a higher cost of sales than license fees. This increase was partially offset by a lower gross margin as a percentage of revenue attributable to Magic Lantern than is attributed to text input software.

Selling, General and Administrative Expenses

SG&A from continuing operations increased $1.1 million or 14 percent to $9.3 million in 2004 over 2003. The primary reason for the increase was non-cash compensation expense related to the issuance of RSU's and non-employee stock options of $1.4 million.

SG&A from continuing operations decreased $3.2 million or 28 percent to $8.2 million in 2003 over 2002. The decrease is principally attributable to the reduction of $2.1 million as a result of the sale of Magic Lantern operations in November 2002. As well, SG&A decreased due to the continued efforts by management to rationalize operations to effect a more competitive and profitable structure and by concentrating resources in the Company's core technology business.

SG&A from continuing operations increased $4.8 million or 73 percent to $11.4 million in 2002 over 2001. The increase was due to SG&A of $2.1 million from the acquired Magic Lantern operations, severance costs from downsizing of operations throughout 2002, higher sales commissions and withholding taxes and allowance for potentially uncollectible customer accounts.

8     MD&A

Legal

Legal costs for 2004 decreased $0.1 million to $0.8 million in 2004 compared to 2003. The Company continues to incur costs related to ongoing patent related work and costs for corporate securities continuous reporting requirements.

Legal costs for 2003 decreased $6.6 million to $0.9 million in 2003 compared to 2002. The decrease in legal fees is related primarily to the settlement in 2002 of the patent litigation as discussed in note 13 "Contingent Liabilities" to the Company's December 31, 2002 consolidated financial statements.

Legal costs for 2002, as discussed in note 13 "Contingent Liabilities" to the Company's December 31, 2002 consolidated financial statements increased $5.6 million to $7.5 million in 2002 over 2001.

Product Research and Development Expense

Product research and development expense increased to $2.4 million in 2004 from $2.1 million in 2003. Product research and development costs relate to, among other things, the development of new, but not yet commercialized products and the ongoing cost of development and enhancement of products that are already in the market and available for sale. In the year, gross expenditures on new product development before capitalization increased $1.7 million reflecting the Company's focused efforts on developing dramatically new and improved language database software. In 2004, the Company capitalized $1.7 million in software development costs as compared to $0.2 million in 2003.

Product research and development expense from continuing operations decreased to $2.1 million in 2003 from $2.8 million in 2002. In 2003, the Company capitalized $0.2 million in software development costs as compared to $0.5 million in 2002.

In 1999, eZiText was in the early stages of its life cycle and substantially all development costs were deferred. In 2000, the Company continued to refine and develop eZiText, and certain costs related to eZiText were expensed to reflect the maintenance and upgrade nature of the expenditure. In 2001, 2002, 2003 and 2004 this trend continued.

In the Oztime business unit, all of the product research and development costs prior to 2001 were expensed. In 2001, Oztime achieved the critical milestone of proving technical feasibility and commercial viability through customer acceptance of its technology and commenced deferral of product development costs. At September 30, 2002, as a result of the unfavourable litigation outcome, the Company determined that recovery of these costs was uncertain and recorded a $1.5 million provision for impairment of all capitalized costs within Oztime.

Product research and development expense from continuing operations rose to $2.8 million in 2002 from $0.6 million in 2001.

Depreciation and Amortization

Depreciation and amortization from continuing operations decreased in 2004 by $0.5 million or 33 percent to $0.9 million from $1.4 million in 2003. The decrease is due to the decrease in remaining unamortized eZiText related deferred software development costs and decreased depreciation related to unamortized leasehold improvements.

Depreciation and amortization from continuing operations decreased in 2003 by $0.8 million or 38 percent to $1.4 million from $2.2 million in 2002. The decrease is due to the lower remaining unamortized eZiText related deferred software development costs and decreased depreciation related to unamortized leasehold improvements. In 2002, depreciation and amortization from continuing operations was $2.2 million, an increase of $0.1 million or 4 percent from the $2.1 million in 2001.

Impairment of Note Receivable

At December 31, 2004, the Company evaluated its $2.0 million note receivable from its 44 percent owned MLG for impairment and determined that subject to SFAS No. 114 "Accounting by Creditors for Impairment of Loan" using a projected discounted cash flow model at the loan's effective interest rate, the full amount of the note receivable including accrued interest was impaired and a provision warranted. Even though the Company believes in MLG's continued viability, MLG is currently subject to a going concern qualification and subject to its ongoing operating cash requirements, continued operating losses and other debt, to which the Company is subordinate. Due to these factors and the absence of private placements originally anticipated to occur by MLG in the fourth quarter of 2004, it is probable that MLG will not have the necessary funds available to meet the requirements under the note, including accrued interest.

Impairment of Goodwill

In 2002, as a result of the unfavourable litigation outcome, the Company determined that recovery of goodwill related to Oztime was uncertain and recorded an impairment charge of $1.3 million as described in note 6, "Intangible Assets" to the Company's consolidated financial statements.

      Zi Corporation 2004     9

Impairment of Intangible Assets

In 2002, as a result of the unfavourable litigation outcome, the Company determined that the recovery of deferred software development costs related to Oztime was uncertain and recorded an impairment charge of $1.5 million as described in note 6, "Intangible Assets" to the Company's consolidated financial statements.

Interest and Other Income

Interest and other income increased to $0.1 million in 2004 from $23,483 in 2003 as the Company's cash position improved from minimal cash and periods of indebtedness throughout most of 2003 to a cash position of $12.9 million at December 31, 2004. The Company has completed a CDN$10 million private placement in July 2004 and generated positive cash inflow for the year of $0.9 million.

The reduction in interest income to $23,483 in 2003 from $0.2 million in 2002 is due to the Company's overall indebtedness throughout most of 2003. Cash resources were used to meet ongoing operating cash usage requirements and to repay outstanding debt obligations.

The reduction in interest income to $0.2 million in 2002 from $1.0 million in 2001 was due to lower interest rates on lower cash balances. In 2002, interest rates earned on funds on deposit and other liquid investments ranged between one and three percent.

Interest Expense

Other interest expense decreased $0.6 million to $30,839 reflecting repayment of the $1.0 million demand credit facility in July 2004 from the proceeds of a private placement. In 2003, other interest expense included interest paid and financing fees amortized on a note payable of $3.3 million until its refinancing on May 7, 2003 and on $1.9 million until June 20, 2003 after which it was repaid. Interest on long-term debt from continuing operations in 2004 represents interest on capital lease obligations. These obligations relate to the purchase of computer and communications equipment.

Other interest expense increased $0.5 million to $0.6 million reflecting interest paid and financing fees amortized on a note payable of $3.3 million until its refinancing on May 7, 2003 and on $1.9 million until June 20, 2003 after which it was repaid. Interest on long-term debt from continuing operations in 2003 represents interest on capital lease obligations.

Interest on long-term debt from continuing operations in 2002 included $67,961 of interest on debt owed by Magic Lantern. In 2002, other interest expense from continuing operations included the amortized portion of a deferred financing cost of $0.3 million and interest expense both related to a note payable of $3.3 million outstanding at December 31, 2002.

Income Tax Expense

As an international company subject to income tax rates in different countries, Zi's consolidated effective tax rate is the blend of varying rates on pre-tax profits and losses in several tax jurisdictions. Utilization of previous years' tax loss carryforwards, changes in income sources and applicable rates result in fluctuations in the effective tax rate. In 2004, 2003 and 2002, Zi incurred losses for tax purposes, the benefit of which has not been reflected in these financial statements. A valuation allowance equivalent to the full value of the future tax assets of $19.0 million is reflected in the consolidated financial statements.

Zi has tax loss carryforwards of approximately $77.7 million, which can be applied against future years' taxable income in their respective jurisdictions. Taxable income earned by Zi's foreign subsidiaries is subject to the Canadian foreign affiliate rules. For Canadian companies, there is no additional Canadian income tax on repatriated profits from active business operations in countries with which Canada has a tax treaty.

Net Loss from Continuing Operations

Zi's net loss from continuing operations decreased to $2.4 million in 2004 from $2.9 million in 2003. The decrease in the net loss of $0.5 million was due to:

•    $0.5 million decrease in depreciation and amortization;

•    $0.5 million decrease in interest expense;

•    $0.1 million increase in interest and other income, and;

•    $2.8 million increase in gross margin, offset by;

•    $1.1 million increase in SG&A;

•    $0.3 increase in product research and development expense, and;

•    $2.0 impairment of note receivable.

10     MD&A

Zi's net loss from continuing operations decreased to $2.9 million in 2003 from $19.5 million in 2002. The decrease in loss of $16.6 million was due to:

•    $3.2 million increase in SG&A costs;
•    $0.7 million increase in product research and development expense;
•    $6.6 million decrease related to legal expenditures;
•    $0.9 million increase in depreciation and amortization;
 •    $1.3 million decrease due to no impairment of goodwill charge;
•    $1.5 million decrease due to no impairment of intangible assets charge;
•    $0.2 million decrease due to no loss from equity of significantly influenced company, and;
•    $2.8 million increase in gross margin, offset by;
•    $0.4 million increase in interest expense, and;
•    $0.2 million decrease in interest income.

Zi's net loss from continuing operations increased to $19.5 million in 2002 from $8.1 million in 2001. The increase in loss of $11.6 million was due to:

•    $4.8 million increase in SG&A costs, which included $2.1 million as a result of the acquisition of MLG operations;
•    $5.6 million increase related to legal expenditures;
•    $2.2 million increase in product research and development expense;
•    $1.3 million impairment of goodwill charge;
 •    $1.5 million impairment of intangible assets charge
•    $0.8 million decline in interest income, and;
•    $0.2 million equity in net loss of significantly influenced company, offset by;
•    $5.1 million increase in gross margin, and;
•    $0.1 million decrease in income taxes.
Impact of Inflation and Changing Prices

Inflation is not a major factor affecting continuing operations.

Foreign Currency

All non-US operations of the Company are translated into US dollars for financial statement presentation. Consequently, movements in exchange rates may have a significant impact on financial results. Substantially all of the Company's product revenues are denominated in US dollars while a significant portion of expenses are denominated in Canadian dollars and US dollars, and to a lesser extent Hong Kong dollars, Chinese renminbi, Swedish kronas and Pounds Sterling. Based on the 2004 distribution of revenues and cash flows, a one percent change in the Canadian dollar relative to the US dollar is estimated to affect revenues by $nil and expenses by $65,000.

Impact of Governmental Policies and Other Factors on Operations and Investments

Zi Corporation operates primarily in Canada, the United States of America, China and Hong Kong. The market for the Company's products includes all of the developed and many of the less developed countries in the world. Accordingly changes in governmental trade, fiscal and other policies could have an impact on sales and on the ability of the Company to transfer funds and/or manage foreign operations.

Zi Corporation 2004      11

Liquidity and Capital Resources

Financial Condition and Liquidity

At December 31, 2004 Zi had cash and cash equivalents of $12.9 million. The objective of Zi's investment policy for funds is to preserve capital and maintain short-term liquidity while earning reasonable investment returns.

At December 31, 2003 Zi had cash and cash equivalents of $2.4 million. At December 31, 2002, Zi had cash, cash equivalents and short-term investments of $3.4 million.

Cash Requirements Outlook

During the past three years, the Company's cash requirements have been met through revenues from operations, private placements of common shares and warrants and the exercise of common share purchase warrants and options.

Net cash generated by the Company in 2004 was $0.9 million. Cash generated from operations was a result of increasing sales revenue while maintaining SG&A levels, investing in new product development and repayment of all outstanding debt.

Net cash utilized by the Company in 2003 was $1.3 million. The principal uses of funds were to pay installments due under a litigation settlement and fund the e-Learning business segment.

Capital requirements in 2005 include costs to carry Oztime until its divestiture and funding of continued new product development and enhancements to existing products.

At current revenue and expense levels, the Company is able to fund its continued operations and meets its current obligations.

On December 19, 2003, the Company borrowed $1.0 million through the issuance of a demand loan payable. The note payable bore interest at the prime rate (4.5 percent at December 31, 2003) plus one percent payable monthly. The facility is secured by a first security interest in 5,000,000 shares of MLG, held by the Company. On July 20, 2004, the Company repaid this loan.

On December 6, 2002, the Company settled a judgment in favour of AOL, as discussed in note 13, "Contingent Liabilities" to the Company's December 31, 2002 consolidated financial statements. Under the terms of the settlement agreement, the Company paid, among other things, a remaining $0.75 million on January 2, 2004.

Operating Activities

Cash generated from operations in 2004 was $0.9 million as compared to cash applied to operations of $1.3 million in 2003. The $2.2 million year over year increase in cash flow from operations was due to the $2.4 million net loss, adjusted for non-cash items of $4.3 million offset by an increase of $0.6 million of non-cash working capital.

In 2004, non-cash working capital used $1.0 million in cash. This was due to the decrease in accounts payable at December 31, 2004 of $1.0 million and the increase in accounts receivable by $1.6 million partially offset by an increase in deferred revenue of $1.6 million. The decrease in accounts payable relates to payment of accrued settlement costs and the increase in accounts receivable relates to the signing of a significant customer contract in the fourth quarter of 2004. Other license and implementation revenue remained constant year over year.

Cash applied to operations in 2003 decreased to $1.3 million from $13.0 million in 2002. The $11.7 million year over year decrease in cash applied to operations was due to the decrease in net loss, adjusted for non-cash items of $13.3 million offset by an increase of $1.6 million of non-cash working capital.

In 2003, non-cash working capital used $0.4 million in cash. This was due to the decrease in accounts payable at December 31, 2003 of $0.2 million and increase in accounts receivable by $1.2 million partially offset by an increase in deferred revenue of $0.6 million and a decrease in work in process and prepaid expenses of $0.3 million. The decrease in accounts payable relates to payment of accrued settlement and representation costs, the increase in accounts receivable relates to a higher volume of revenue in the fourth quarter of 2003 over the same quarter of the prior year.

Cash applied to operations in 2002 increased to $13.0 million from $5.1 million in 2001. The $7.9 million year over year increase in cash applied to operations was due to the increase in net loss, adjusted for non-cash items of $8.2 million and offset by $0.3 million of cash generated from non-cash working capital.

In 2002, non-cash working capital generated $1.2 million in cash. This was due to the increase in accounts payable at December 31, 2002 of $2.3 million partially offset by an increase in accounts receivable of $1.1 million. The increase in accounts payable relates to accrued settlement and representation costs, the increase in accounts receivable relates to a higher volume of revenue in the fourth quarter of 2002 over the same quarter of the prior year.

12     MD&A

Financing Activities

The Company has financed its operating and investing activities during the last three years principally as follows:

Year	Method of financing		Amount
2004	issuance of common shares pursuant to a private placement
	and exercise of stock options	$12.2	million
	settlement of notes payable	$(1.0)	million
2003	issuance of common shares pursuant to a private placement
	and exercise of stock options	$2.9	million
	issuance of demand note payable	$1.0	million
	settlement of notes payable	$(3.3)	million
2002	issuance of common shares pursuant to exercise of stock options	$0.7	million
	issuance of demand note payable	$3.3	million

Investing Activities

In 2004, cash used in investing activities was $1.9 million, as compared to $0.4 million in 2003.

In 2003, cash used in investing activities was $0.4 million, as compared to $2.7 million of cash generated from investing activities in 2002. Adjusted for short-term investments, this balance decreased $5.4 million to $2.7 million of cash used in investing activities in 2002.

In 2002, cash generated from investing activities was $2.7 million, as compared to $8.2 million used in investing activities in 2001. Adjusted for short-term investments, cash used in investing activities was $2.7 million in 2002 compared to $2.8 million in the prior year.

The increase of $1.5 million in 2004 over 2003 of cash used in investing activities is due to the Company's focused efforts on developing dramatically new and improved language database software in 2004. In 2004, the Company capitalized $1.7 million in software development costs as compared to $0.2 million in 2003.

The decrease of $2.3 million in 2003 over 2002 cash used in investing activities after adjusting for short-term investments, is due to no acquisitions or dispositions of subsidiaries' related activity in 2003 and decreased investment in software development and capital assets as compared to 2002 activity.

The decrease of $0.1 million in 2002 over 2001 cash used in investing activities is due to a $1.5 million increase in acquisitions and dispositions of subsidiaries and a $0.4 million increase in the purchase of capital assets, offset by a $2.0 million decrease in software development costs and $0.1 million increase in other long-term liabilities.

Commitments and Contractual Obligations

At December 31, 2004 Zi has no long-term debt or long-term liabilities other than capital lease obligations and deferred inducements received upon entering into new office leases. During 2004, 2003 and 2002, we entered into leases for computer equipment with payment terms over three years. The obligation, and deferred inducements renewed upon entering into new office leases including the current portion, totaled $29,059 at December 31, 2004. The future minimum lease payments under the capital leases are as follows:

2005	$19,197
2006	8,049
2007	1,813
Total minimum lease payments	29,059
Amount representing interest	3,540
Amount included in current liabilities	16,445
$9,074

Zi Corporation 2004      13

The Company rents premises and equipment under operating leases, which expire at various dates up to June 2007. Annual rentals under these leases for each of the next five years are as follows:

2005	$618,680
2006	538,407
2007	194,711
2008	-
2009	-
Total	$1,351,798

Transactions With Related Parties
The following table outlines the Company's related party transactions:

	2004	2003	2002
Legal services provided by two law firms in which a director
is and was a partner	$120,370	$110,373	$145,567
Due from significantly influenced company	$10,442	$33,187	$-
Consulting fees paid to a firm owned by a director	$30,000	$120,000	$120,000
Compensation paid to a firm owned by an officer	$46,067	$26,136	$4,539

These transactions are in the normal course of operations and are measured at their exchange value, which approximates the fair market value as with any third party.

At the year-end, the amounts due from or to related parties are as follows:

	2004	2003	2002
Due to law firm in which a director is a partner	$5,338	$411	$15,250
Due from significantly influenced company	$43,629	$33,187	$-
Due to companies owned by a director or officer	$-	$10,000	$10,000

In 2002, a private company owned by an officer, who is also a director of the Company, guaranteed the note payable by the Company through a limited recourse guarantee and share pledge agreement (see note 7, "Notes Payable" to the Company's consolidated financial statements).

On November 7, 2002, the Company completed the sale of Magic Lantern to JKC, Inc., a related party (see note 3, "Acquisitions and Dispositions" to the Company's consolidated financial statements).

Financial Instruments

At December 31, 2004, Zi had cash and cash equivalents of $12.9 million. Surplus funds are held primarily in US dollars and are converted into Canadian dollars, Hong Kong dollars and Chinese renminbi as required by the head office and operating divisions in those countries. The Controller, in consultation with the Chief Financial Officer and within the objectives of the Company's investment guidelines, is responsible for the day-to-day management of surplus funds. The objectives of Zi's investment policy for surplus funds are to preserve capital and maintain short-term liquidity while earning reasonable investment returns.

Zi has not entered into any arrangements to hedge its foreign exchange requirements or its foreign assets.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Capital Expenditure Commitments

Our operations are people intensive and only require limited capital expenditures to support the productive enterprise of its staff. This includes offices and furniture and equipment, primarily computers. Most of this equipment is purchased as required and does not require long order times.

14     MD&A

Research and Development, Patents and Licenses, etc.

The Company's intellectual property may be grouped into the following product areas: eZiText, and educational products and corporate materials. It includes patents, copyrights, trademarks, domain names and trade secrets (people, technical know-how and documents). Historically most of Zi's research and development activity was dedicated to text input technology.

Research costs are expensed as incurred. Development costs incurred prior to the establishment of the technological and financial feasibility of a project are expensed as incurred. Software development costs, including costs associated with coding and testing of project related software, are capitalized subsequent to when the technological feasibility of a project is established. Capitalized costs are amortized commencing in the period of the products' commercial release using the straight-line method over the related product's estimated economic life.

Due to the nature of Zi's acquired intellectual property, values have not been specifically assigned to patents, licenses, domain names, etc. acquired prior to 2001, and are generally classified as "goodwill".

Expenditures for product research and development costs, including deferred amounts (including software development costs for our former Zi Services business unit) and for acquired IP during the past three years are as follows:

	R & D ($000's)	Goodwill
2004	$4,012	nil
2003	$2,336	nil
2002	$4,493	nil

Research and development expenditures will depend upon our available capital resources during the year ending December 31, 2005, and will primarily relate to our research and development efforts on our eZiText and Qix technology. We may also expend additional resources on research and development of related or complementary technologies, including our recently purchased patents relating to handwriting recognition (see note 19 "Subsequent Events" to the Company's consolidated financial statements).

Trend Information

Revenues and Expenses

For the years ended December 31, 2002, 2003 and 2004 our revenue by geographical market and category consisted of:

		License and	Software
Revenue (3)		implementation fees	and other	Total

2004	Canada (1)	$5,884,396	$8,120	$5,892,516
	China	5,207,579	496,093	5,703,672
	USA (2)	1,806,863	-	1,806,863
	Other	-	-	-
	Total	$12,898,838	$504,213	$13,403,051
2003	Canada (1)	$3,731,859	$13,982	$3,745,841
	China	3,378,770	670,088	4,048,858
	USA (2)	2,808,369	-	2,808,369
	Other	-	-	-
	Total	$9,918,998	$684,070	$10,603,068
2002	Canada (1)	$2,315,344	$1,638,898	$3,954,242
	China	1,368,614	296,411	1,665,025
	USA (2)	2,796,980	-	2,796,980
	Other	-	-	-
	Total	$6,480,938	$1,935,309	$8,416,247
Notes:
(1)	The actual geographic markets for the products licensed under licensing agreements between OEMs and Zi Corporation of Canada, Inc. are in Asia, Europe and North America.
(2)	The actual geographic markets for products licensed under licensing agreements between OEMs and Zi Corporation of America, Inc. are in Asia and the United States.
(3)	The Company discontinued the operations of its Zi Services business unit in December 2002. Revenues of Zi Services for 2002 were $153,030. All Zi Services revenues would be included in China's geographical segment.

Zi Corporation 2004      15

The continued growth of Zi's customer base and the increase in licensees' models delivered to market has resulted in an increase in revenue from our core technology business of 30 percent to $12.9 million over 2003 revenue of $9.9 million. Revenue from all segments increased 26 percent to $13.4 million from $10.6 million in 2003. The increase is primarily due to Zi's growing customer base with 81 customers contributing to revenue compared to 69 in 2003 and 57 of these customers paying royalties in 2004 compared to 45 in 2003.

For 2003, the growth in commercialization of Zi's technology in its core eZiText related business generated a 53 percent increase in revenue over that in 2002. License and implementation fees increased $3.4 million to $9.9 million in 2003. The increase is primarily due to Zi's growing customer base with 69 customers contributing to revenue compared to 47 in 2002 and 45 of these customers paying royalties in 2003 compared to 30 in 2002.

Zi's technology generated a 146 percent increase in revenue from continuing operations in 2002 over that in 2001. License and implementation fees increased $3.2 million to $6.5 million in 2002, or 99 percent over 2001. The increase is due primarily to the increase in size of our eZiText customer base through increased global demand, with 47 licensees contributing to revenue in 2002, compared to 34 licensees in 2001 and 30 of these customers paying royalties in 2002 compared to 14 in 2001. We expect that customer applications will continue to increase through the growth in global demand but be partially offset by an industry wide trend of decreasing per unit royalty amounts.

This revenue comes from our OEM customers. The majority of our OEM customers' products, which have implemented our eZiText product resulting in royalty-bearing eZiText enabled products, have been sold in Asia and Europe. A number of our new OEM customers' and existing OEM customers' products are now being sold outside of Asia including the North American market. As more of our customers' products enter the marketplace, we anticipate this trend to continue with respect to our eZiText product line. The Company's revenues are expected to include revenue from Decuma handwriting recognition software and the launch of Zi's Qix user service discovery engine. The growth in revenues related to these new product lines is dependant on their integration with existing products and market acceptance.

In 2004, gross margin from continuing operations increased $2.8 million to $12.9 million, or 27 percent over the 2003 level. Cost of sales includes the allocation of research and development expenditures associated with projects carried out to modify existing products to meet specific customer requirements. As a percentage of revenue from continuing operations, gross margin from continuing operations increased to 97 percent from 96 percent in 2003. Gross margin from license and implementation fees in 2004 increased to 97 percent of revenue as compared to 96 percent for 2003. This is due to the fact that in both years more of the revenue was royalty based as opposed to services based. This reflects the increased royalty-generating eZiText implementations on handset models now penetrating the market and the fact that implementations have a higher cost of sales than royalties generated through our licensees. The Company anticipates this trend to continue with respect to our eZiText product line. As the new products, Decuma handwriting recognition software and Qix will also be royalty based, we expect the trend of a high gross margin related to sales to continue.

SG&A from continuing operations increased $1.1 million or 14 percent to $9.3 million in 2004 over 2003. Adjusting for non-cash compensation expense related to the issuance of restricted stock units and non-employee stock options of $1.4 million, SG&A increased $0.3 million. This small increase is due to the continued efforts by management to rationalize operations to affect a more competitive and profitable structure and by concentrating resources in the Company's core technology business.

SG&A from continuing operations decreased $3.2 million or 28 percent to $8.1 million in 2003 over 2002. The decrease is partially attributable to the reduction of $2.1 million realized through the disposal of MLG operations in November 2002. As well, SG&A decreased due to the continued efforts by management to rationalize operations to effect a more competitive and profitable structure and by concentrating resources in the Company's core technology business.

Prior to 2003, our SG&A costs had increased year over year for the prior three years. SG&A from continuing operations increased $4.8 million or 73 percent to $11.4 million in 2002 over 2001. The increase is partially attributable to SG&A of $2.1 million from the acquired Magic Lantern operations. As well, SG&A increased due to severance costs from downsizing of operations throughout 2002, higher sales commissions and withholding taxes and allowance for potentially uncollectible customer accounts.

As a result of the reductions that we have made in SG&A costs, we anticipate that the Company will continue to keep these costs at or near current year levels. Zi now has an SG&A cost base that will support further revenue growth without significant expense increases. This means that even though we may need to invest additional resources at times to meet specific revenue opportunities, as we generate incremental revenue it will have an increasingly positive impact on future operating results. The acquisition of Decuma AB's handwriting recognition and the associated operating costs of running a Swedish subsidiary will add to SG&A costs in 2005 but as this product's acceptance in the market and its integration into Zi's other product lines is complete, we expect revenue growth from new and existing customers.

Product research and development expense from continuing operations increased to $2.4 million in 2004 from $2.1 million in 2003. In the year, gross expenditures on new product development before capitalization increased $1.7 million reflecting the Company's focused efforts on developing dramatically new and improved language database software. In 2004, the Company capitalized $1.7 million in software development costs as compared to $0.2 million in 2003.

Product research and development expense from continuing operations decreased to $2.1 million in 2003 from $2.8 million in 2002. Prior to 2003, our product research and development expenses had increased over the prior three years. As eZiText matures, we anticipate continued investment into developing enhanced and related new technologies and new language database software given the availability of capital required to finance further those product research and development activities. We will continue to invest in our new products, including handwriting recognition and Qix.

16     MD&A

We anticipate that our research and development spending will moderately increase over the 2004 level depending on the availability of capital and resources required by specific revenue generating opportunities.

Depreciation and amortization from continuing operations decreased in 2004 by $0.5 million or 33 percent to $0.9 million from $1.4 million in 2003. The decrease is due to the decrease in remaining unamortized eZiText related deferred software development costs and decreased depreciation related to unamortized leasehold improvements. Depreciation and amortization from continuing operations decreased in 2003 by $0.8 million or 38 percent to $1.4 million from $2.2 million in 2002. The decrease is due to lower remaining unamortized eZiText related deferred software development costs and decreased depreciation related to decreased unamortized leasehold improvements. Prior to 2003, depreciation and amortization from continuing operations increased in 2002 by $0.1 million or 4 percent to $2.2 million from $2.1 million in 2001. Given the increase in deferred software development costs and capital assets, we anticipate that our depreciation and amortization expense will increase moderately in 2005.

In 2004, the Company significantly reduced its net loss to $0.4 million, after adjusting for the $2.0 million impairment of the MLG note receivable, from $2.9 million in 2003. This was accomplished by the continued focus on the Company's core Zi Technology business segment with added emphasis on increasing our sales focus on markets outside of Asia, increasing our investment in new language software databases and holding SG&A at its prior year level. Other contributing factors to the year over year decrease in the net loss were decreased amortization from lower remaining unamortized capital assets costs and decreased interest expense as a result of the repayment of all outstanding debt in July of 2004. In 2003, the Company significantly reduced its net loss to $2.9 million from $25.2 million in 2002. This was accomplished by the continued focus on the Company's core Zi Technology business segment with added emphasis on reducing SG&A and research and development costs. For the three years prior to 2003, our net loss had increased year over year.

We anticipate that in 2005, the Company will continue to reduce its losses and approach achieving our goal of becoming profitable. We anticipate that an increase in sales combined with relatively level SG&A expenditures, moderate increases in depreciation and in product research and development costs will maintain this trend in 2005.

Litigation/Indemnification

There has been no determination of whether we will be required to indemnify Alcatel and Ericsson with respect to patent infringement claims against them. Both patent infringement claims allege they are related to our eZiText technology, our principal product. In 2004, we derived approximately 6 percent of our total revenues from our licenses with Ericsson and Alcatel. In the event our technology is found to infringe on the patents of others in these legal proceedings, the Company would have to defend itself against indemnification.

We have also undertaken considerable expense in actively protecting our intellectual property and defending against alleged infringement claims by Tegic Communications Inc. ("Tegic"). We have incurred substantial costs related to patent infringement litigation in the sum of $60,000 for 2004 (2003 -$289,000; 2002 - $6.9 million of which approximately $4.5 million was for settlement costs) for defense and settlement of such claims.

On December 4, 2003, the Company commenced action against Morrison & Foerster LLP ("MoFo") in the Superior Court of the State of California, County of San Francisco claiming (i) professional negligence based on MoFo's failure to exercise reasonable care, skill and diligence in representing the Company in the defence of Asian Communication Pty Ltd and Tegic v. Zi Corporation and Zi Corporation of America, Inc. (a patent infringement lawsuit) and (ii) reimbursement of the payments made to MoFo in connection with the defense of this lawsuit, which payments are alleged to exceed the reasonable value of MoFo's services and costs advanced. MoFo has filed, as part of its defence to the Company's action, a cross complaint against the Company for unpaid legal fees and costs. Although the Company believes that it will prevail in this action, in 2002, the Company accrued $1,061,617 in the consolidated financial statements representing the previously billed fees and costs. Accordingly, the Company believes that any further exposure from this action is limited to accrued interest and costs.

The $9.0 million damages judgement awarded to Tegic was settled pursuant to a written settlement agreement with AOL Time Warner dated December 6, 2002 and a consent judgement dated December 20, 2002. Settlement costs were included as part of legal and litigation costs as at December 31, 2002, including the final scheduled payment of $0.75 million, which was paid on January 2, 2004.

From time to time, the Company is involved in other claims in the normal course of business. Management assesses such claims and where considered likely to result in a material exposure and where the amount of the claim is quantifiable, provisions for loss are made based on management's assessment of the probable outcome. The Company does not provide for claims that are not probable to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.

Although we do not anticipate or foresee at this time any new intellectual proceedings being instigated by other parties against us or by us against other parties, there is no assurance that our legal costs or legal actions will significantly diminish in the future. We do not view the legal expenses on the current legal actions and indemnities as being of a recurring nature and anticipate that these legal matters will eventually come to a resolution; however, our legal costs in respect of these actions may increase or maintain current levels if any judgement or determination is appealed or otherwise progresses through the legal process. Moreover, given the extremely competitive nature of our eZiText business and the wide scope of intellectual property covering the text input space, there can be no assurance that in the future, we, or any of our licensees, will not be continually subject to allegations concerning the status or validity of our intellectual property.

Zi Corporation 2004     17

Forward Looking Information

This MD&A contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these forward looking statements when you see us using words such as "expect", "anticipate", "estimate", "believe", "may", "potential", "intends", "plans" and other similar expressions or statements that an action, event or result "will", "may", "could" or "should" be taken, occur or be achieved, or the negative thereof or other similar statements. These statements are only predictions and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by these forward-looking statements. These factors include, among others, those listed in "Risk Factors" below.

Forward-looking statements are based on the beliefs, opinions and expectations of our management on the date the statements are made. Although we believe that the forward-looking statements presented in this document are reasonable, we do not guarantee that they accurately or completely predict, reflect or state future results, levels of activity, performance, achievements or occurrence and we do not assume responsibility for failure to do so. We do not promise to update forward-looking information to reflect actual results, new information, occurrence of future events, or changes in management's beliefs, opinions or expectations. No undue reliance should be placed on such forward-looking statements.

Risk Factors

Important risk factors that could cause actual results, performance or achievements to be materially different from those expressed or implied by these forward-looking statements include:

•    our history of operating losses and uncertainty of future profitability;
 •    uncertainty as to the degree of and continuing market acceptance of our products and services;

•    uncertainties relating to product development;

•    risks associated with the number, amount and timing of new product introductions;

•    uncertainty regarding patents, proprietary rights and software piracy;

•    variability in customer demand;

•    our dependence on third party performance under marketing and licensing arrangements;

•    risks associated with the contingent nature of continued performance under major sales contracts;

•    rapid technological change and competition;

•    uncertainty regarding the pricing, reporting and collection of accounts;

•    uncertainties related to dependence on third-party suppliers;

•    risks associated with dependence on sales in foreign countries;

•    the potential for adverse developments in pending litigation;

•    risks related to indemnity claims from third parties;

•    risks associated with the terms of settlement agreement and permanent injunction in respect of a US patent infringement lawsuit;

•    fluctuations in foreign exchange rates;

•    uncertainties associated with changes in government policy and regulation, particularly in the People's Republic of China ("PRC" or "China");

•    adverse changes in general political, economic, business, regulatory and legal conditions in any of the countries in which we do business;

•    changes in our size and structure;

•    risks associated with mergers, acquisitions and dispositions;

•    risks of dilutive future financings;

•    the effectiveness of our management and our strategic relationships;

•    investment risks associated with our e-Learning investments;

•    the negative publicity generated by the Lancer proceedings or general market concerns about the possible actions by the receiver with respect to portfolio securities held by Lancer;

•    other risks and uncertainties that may be disclosed in the Company's various corporate disclosure documents from time to time; and,

•    other risk factors detailed from time to time in the Company's periodic reports filed with the US Securities and Exchange Commission and other regulatory authorities.

18     MD&A

Management's Report

The consolidated financial statements and all information in the Annual Report have been prepared by management and approved by the Board of Directors. These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and, where appropriate, reflect management's best estimates and judgements. Management is responsible for the accuracy, integrity and objectivity of these consolidated financial statements within reasonable limits of materiality and for the consistency of financial data included in the text of the Annual Report with that in these consolidated financial statements.

To assist management in the discharge of these responsibilities, the Company maintains a system of internal controls over financial reporting designed to provide reasonable assurance that accounting records are reliable and assets are safeguarded.

The Board of Directors appoints the Audit Committee. The Audit Committee meets with management as well as with the external auditors to satisfy itself that management is properly discharging its financial reporting responsibilities and to review these consolidated financial statements and the report of independent registered chartered accountants. The Audit Committee reports its findings to the Board of Directors for consideration in approving these consolidated financial statements for presentation to the shareholders. The independent registered chartered accountants have direct access to the Audit Committee of the Board of Directors.

Deloitte & Touche LLP has audited these consolidated financial statements independently on behalf of the shareholders, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Their report outlines the nature of their audit and expresses their opinion on these consolidated financial statements.

(signed)	(signed)
Mike Donnell	Dale Kearns
President & Chief Executive Officer	Chief Financial Officer

March 11, 2005

Zi Corporation 2004      19

Report of Independent Registered Chartered Accountants

To the Shareholders of Zi Corporation

We have audited the consolidated balance sheets of Zi Corporation as at December 31, 2004 and 2003 and the consolidated statements of loss, shareholders' equity and cash flows for each of the years in the three year period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Zi Corporation as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2004 in accordance with accounting principles generally accepted in the United States of America.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Independent Registered Chartered Accountants
Calgary, Alberta, Canada
March 11, 2005

Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Differences

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there has been a restatement of the financial statements as described in notes 2 and 16 to the consolidated financial statements. Our report dated March 2, 2005, is expressed in accordance with Canadian reporting standards, which do not require a reference to such conditions and events in the report of independent registered chartered accountants when these are adequately disclosed in the financial statements.

The standards of the Public Company Accounting Oversight Board (United States) also require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company's financial statements, such as the change described in note 2, to the consolidated financial statements. Our report is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the report of independent registered chartered accountants when the change is properly accounted for and adequately disclosed in the financial statements.

Independent Registered Chartered Accountants
Calgary, Alberta, Canada
March 11, 2005

20     FINANCIAL REVIEW

Consolidated Balance Sheets

As at December 31	2004	2003
(All amounts in United States of America dollars except share amounts)

Assets
Current assets
Cash and cash equivalents	$12,889,335	$2,366,885
Accounts receivable, net of allowance of $154,108 (2003 - $507,640)	5,570,869	4,020,264
Accounts receivable from related party (note 13)	43,629	33,187
Prepayments and deposits	414,994	399,767
Total current assets	18,918,827	6,820,103
Notes receivable (note 3)	-	2,000,000
Capital assets - net (note 5)	1,087,957	1,277,755
Intangible assets - net (note 6)	1,692,087	587,720
Investment in significantly influenced company (notes 3 and 10)	-	-
	$21,698,871	$10,685,578

Liabilities and shareholders' equity
Current liabilities
Accounts payable and accrued liabilities (note 17)	$3,081,280	$4,099,307
Deferred revenue	2,704,105	1,099,573
Notes payable (note 7)	-	1,000,000
Current portion of other long-term liabilities (note 8)	71,969	73,572
Total current liabilities	5,857,354	6,272,452

Other long-term liabilities (note 8)	92,361	132,033
	5,949,715	6,404,485

Contingent liabilities, commitments and guarantees (notes 12 & 14)

Shareholders' equity
Share capital (note 9)
Unlimited number of Class A, 9% convertible, preferred shares authorized
and no shares issued or outstanding	-	-
Unlimited number of common shares, no par value, authorized,
45,225,190 (2003 - 39,371,560) issued and outstanding	106,025,634	93,957,652
Additional paid-in capital	2,114,190	601,744
Accumulated deficit	(91,927,031)	(89,538,832)
Accumulated other comprehensive loss	(463,637)	(739,471)
	15,749,156	4,281,093
	$21,698,871	$10,685,578
See accompanying notes to consolidated financial statements.

(signed)	(signed)
Michael E. Lobsinger	Donald Hyde
Chairman of the Board	Director

Zi Corporation 2004      21

Consolidated Statements of Loss

Years ended December 31	2004	2003	2002
(All amounts in United States of America dollars except share amounts)

Revenue
License and implementation fees	$12,898,838	$9,918,998	$6,480,938
Other product revenue	504,213	684,070	1,935,309
	13,403,051	10,603,068	8,416,247
Cost of sales
License and implementation fees	362,562	349,824	251,613
Other product costs	109,252	85,711	803,424
	471,814	435,535	1,055,037
Gross margin	12,931,237	10,167,533	7,361,210

Operating expenses

Selling general and administrative	(9,281,365)	(8,137,551)	(11,371,764)
Litigation and legal (note 12)	(833,197)	(886,860)	(7,511,908)
Product research and development	(2,350,141)	(2,098,735)	(2,780,180)
Depreciation and amortization (note 6)	(926,886)	(1,380,265)	(2,226,572)
Impairment of note receivable (note 3)	(2,000,000)	-	-
Impairment of goodwill (note 6)	-	-	(1,258,889)
Impairment of intangible assets (note 6)	-	-	(1,457,405)
Operating loss before under noted	(2,460,352)	(2,335,878)	(19,245,508)

Interest on capital lease obligation	(25,558)	(9,856)	(88,614)
Other interest expense	(30,839)	(608,858)	(125,976)
Interest income and other income	128,550	23,483	182,360
Equity interest in loss of significantly influenced company (note 10)	-	-	(220,687)
Loss from continuing operations before income taxes	(2,388,199)	(2,931,109)	(19,498,425)
Income taxes	-	-	-
Loss from continuing operations	(2,388,199)	(2,931,109)	(19,498,425)

Discontinued operations (note 4)
Loss from discontinued operations	-	-	(5,707,850)
Net loss	$(2,388,199)	$(2,931,109)	$(25,206,275)

Basic and diluted loss from continuing operations per share (note 9)	$(0.06)	$(0.08)	$(0.52)
Loss from discontinued operations per share	-	-	(0.15)
Basic and diluted loss per share (note 9)	$(0.06)	$(0.08)	$(0.67)
Weighted average common shares	41,373,309	38,719,786	37,767,000
Common shares outstanding, end of period	45,225,190	39,371,560	37,914,250
See accompanying notes to consolidated financial statements.

22     FINANCIAL REVIEW

Consolidated Statements of Shareholders' Equity

					Accumulated
					other	Total
	Common shares issued		Additional	Accumulated	comprehensive	comprehensive
	Shares	Amount	paid-in capital	deficit	income (loss)	loss

(All amounts in United States of America dollars except share amounts)

Balance - December 31, 2001	37,544,650	$89,930,636	$34,873	$(61,401,448)	$(1,060,565)
Issued on exercise of stock options	304,600	720,904	-	-	-
Issued pursuant to acquisition of
Magic Lantern less shares held in escrow	65,000	324,057	-	-	-
Issued stock purchase warrants with debt	-	-	154,065	-	-
Loss from continuing operations	-	-	-	(19,498,425)	-	$(19,498,425)
Loss from discontinued operations	-	-	-	(5,707,850)	-	(5,707,850)
Other comprehensive income from
foreign currency translation adjustment	-	-	-	-	158,641	158,641
Balance - December 31, 2002	37,914,250	$90,975,597	$188,938	$(86,607,723)	$(901,924)	$(25,047,634)
Issued on exercise of stock options	301,666	697,457	-	-	-
Issued under private placement	1,000,000	1,968,610	-	-	-
Issued restricted stock units	-	-	516,354	-	-
Settlement of debt with attached
stock purchase warrants	-	-	(154,065)	-	-
Exercise of restricted stock units	33,961	-	-	-	-
Issued shares on settlement of debt	21,683	44,827	-	-	-
Issued share purchase warrants	-	-	50,517	-	-
Issued on exercise of share
purchase warrants	100,000	271,161	-	-	-
Loss from continuing operations	-	-	-	(2,931,109)	-	$(2,931,109)
Other comprehensive income from
foreign currency translation adjustment	-	-	-	-	162,453	162,453
Balance - December 31, 2003	39,371,560	$93,957,652	$601,744	$(89,538,832)	$(739,471)	$(2,768,656)
Issued on exercise of stock options	1,143,766	2,289,957	-	-	-
Issued under a private placement	3,636,364	7,067,885	-	-	-
Issued restricted stock units	-	-	685,767	-	-
Issued share purchase warrants to
consultant re private placement	-	(141,048)	141,048	-	-
Issued on exercise of share
purchase warrants	1,073,500	2,851,188	-	-	-
Issued stock options to non-employee	-	-	685,631	-	-
Loss from continuing operations	-	-	-	(2,388,199)	-	$(2,388,199)
Other comprehensive income from
foreign currency translation adjustment	-	-	-	-	275,834	275,834
Balance - December 31, 2004	45,225,190	$106,025,634	$2,114,190	$(91,927,031)	$(463,637)	$(2,112,365)

See accompanying notes to consolidated financial statements.

Zi Corporation 2004     23

Consolidated Statements of Cash Flow

Years ended December 31	2004	2003	2002
(All amounts in United States of America dollars)

Net cash flow from (used in) operating activities:
Net loss from continuing operations	$(2,388,199)	$(2,931,109)	$(19,498,425)
Items not affecting cash:
Loss on dispositions of capital assets	9,899	2,415	146,418
Depreciation and amortization	926,886	1,380,265	2,226,572
Impairment of note receivable	2,000,000	-	-
Impairment of goodwill	-	-	1,258,889
Impairment of intangible assets	-	-	1,457,405
Non-cash interest expense	-	95,344	-
Non-cash compensation expense	685,767	516,353	-
Non-cash consultant compensation expense	685,631	-	-
Equity in net loss of significantly influenced company	-	-	220,687
Decrease (increase) in non-cash working capital (note 17)	(989,769)	(370,608)	1,202,139
Cash flow from (used in) operating activities	930,215	(1,307,340)	(12,986,315)
Cash flow from (used in) financing activities:
Proceeds from issuance of common shares, net of issuance costs	12,209,030	2,937,228	720,904
Settlement of note payable	(1,000,000)	(3,300,000)	-
Issuance of note payable	-	1,000,000	3,250,450
Payment of capital lease obligations	-	(96,223)	(104,900)
Cash flow from financing activities	11,209,030	541,005	3,866,454
Cash flow from (used in) investing activities:
Short-term investments	-	-	5,385,172
Purchase of capital assets	(178,258)	(133,297)	(922,171)
Proceeds from capital dispositions	-	2,772	32,305
Software development costs	(1,661,974)	(237,618)	(452,573)
Other deferred costs	(52,397)	(47,622)	152,339
Acquisition of subsidiaries net of bank indebtedness	-	-	(1,194,494)
Sale of subsidiary net of cash given up	-	-	(350,669)
Cash flow from (used in) investing activities	(1,892,629)	(415,765)	2,649,909
Cash flow used by discontinued operations	-	-	(2,290,319)
Effect of foreign exchange rate changes on cash and cash equivalents	275,834	162,453	158,641
Net cash inflow (outflow)	10,522,450	(1,019,647)	(8,601,630)
Cash and cash equivalents, beginning of year	2,366,885	3,386,532	11,988,162
Cash and cash equivalents, end of year	$12,889,335	$2,366,885	$3,386,532
Non-cash financing activity
Equipment acquired under capital lease	$29,188	$-	$21,678
Acquisition of subsidiary	$-	$-	$324,057

Components of cash and cash equivalents
Cash	$5,867,700	$2,366,885	$3,386,532
Cash equivalents	$7,021,635	$-	$-

Supplemental cash flow information
Cash paid for interest	$56,397	$523,370	$87,576
Cash paid for income taxes	$-	$-	$-
See accompanying notes to consolidated financial statements.

24     FINANCIAL REVIEW

Notes to the Consolidated Financial Statements
For the years ended December 31, 2004, 2003 and 2002 (All amounts expressed in United States of America dollars except share amounts)

1. Nature of Operations

Zi Corporation (the "Company" or "Zi") is incorporated under the Business Corporations Act of Alberta. Zi develops software designed to enhance the usability of mobile and consumer electronic devices. Through its e-Learning business segment which includes Oztime, English Practice and an equity interest in Magic Lantern Group, Inc. ("MLG"), the Company is also involved in e-Learning technology, content and customer service as well as educational content and distribution channels to offer learning management systems, interactive online courses and network education solutions to meet diverse client requirements.

2. Significant Accounting Policies

The accompanying consolidated financial statements are prepared by management in conformity with accounting principles generally accepted in the United States of America ("US GAAP"), which conforms in all material respects with Canadian generally accepted accounting principles ("Canadian GAAP"), except as disclosed in note 16. Prior to December 31, 2003, the primary consolidated financial statements of the Company were prepared in accordance with Canadian GAAP with annual reconciliation of the Company's financial position and results of operations to US GAAP. Management elected to report in conformity with US GAAP as of December 31, 2003 to provide information on a more comparable basis with Zi's industry peers and to better assist with the understanding of the financial statements to the majority of their users, who are primarily in the United States of America. Effective March 31, 2004, the Company initiated reporting its consolidated financial statements in US dollars, with comparative periods restated to US dollars.

As part of the preparation of US GAAP consolidated financial statements, certain additional disclosures, as compared to the previously issued Canadian GAAP consolidated financial statements, were required. As part of the additional disclosures, the Company re-established the previously reduced December 31, 1997 stated capital. The stated capital was reduced by the December 31, 1996 deficit of $24,339,036, as allowed under Canadian GAAP but not under US GAAP. The result has no effect on shareholders' equity as at December 31, 2004, 2003 and 2002. In addition, costs of start-up activities and organizational costs are expensed as incurred under US GAAP. Previously capitalized start-up costs recorded in 1999, related to the start-up of Beijing Oz Education Network Ltd., and the related amortization expense recognized in subsequent years, have been excluded and these costs were expensed in the year they were incurred.

Other revisions to disclosures throughout the consolidated balance sheets, statements of loss, shareholders' equity and cash flow and notes have been amended to comply with US GAAP requirements, including comparative disclosures.

Note 16 includes explanations of material differences to Canadian GAAP, a reconciliation of net loss under US GAAP to net loss using Canadian GAAP for all periods presented, relevant Canadian GAAP disclosure not already reflected in these consolidated financial statements and the consolidated statements of loss and cash flows as previously presented under Canadian GAAP for the year ended December 31, 2002.

Principles of consolidation

These consolidated financial statements include the accounts of Zi and its subsidiaries. All inter-company transactions and balances have been eliminated. All subsidiaries are controlled by the Company except MLG. This investment, which the Company does not control but exercises significant influence over its operating, investing and financing policies, is accounted for using the equity method. The Company does not recognize its proportionate share of losses that would result in a negative carrying value of its equity investment. Unrecorded losses would be first offset against the Company's proportionate share of income from the equity investment upon the investee's return to profitability. The Company does not have ownership in any variable interest entities.

Foreign currency translation

Zi Corporation's functional currency, on a stand-alone basis, is the United States dollar. For the United States, Chinese and Hong Kong subsidiaries, their functional currencies are the US dollar, Chinese renminbi and the Hong Kong dollar, respectively. The balance sheet accounts of the Company's foreign operations for which the local currency is the functional currency are translated into US dollars at period-end exchange rates, while income, expense and cash flows are translated at average exchange rates for the period. Translation gains or losses related to net assets of such operations are shown as a component of accumulated other comprehensive income in shareholders' equity. Gains and losses resulting from foreign currency transactions, which are transactions denominated in a currency other than the entity's functional currency, are included in the consolidation statements of loss.

Use of estimates

The preparation of these consolidated financial statements and related disclosures in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of these financial statements, and revenue and expenses during the period reported. Estimates include allowance for doubtful accounts, valuation of the note receivable,

Zi Corporation 2004      25

estimated useful life of intangible assets, deferred costs and capital assets, provisions for contingent liabilities, measurement of stock-based compensation, valuation allowance for future tax assets, and revenue for other product revenue using the percentage of completion method, and reflect management's best estimates. By their nature, these estimates are subject to uncertainty and the effect on the financial statements of changes in estimates in future periods could be significant. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the period that they are determined to be necessary. The allowance for doubtful accounts reflects estimates of doubtful amounts in accounts receivable. The allowance is based on specifically identified accounts, historical experience and other current information.

Cash and cash equivalents

The Company considers all balances with banks and highly liquid investments with original maturities of three months or less to be cash and cash equivalents.

Capital assets

The Company records capital assets at cost and provides for amortization over the useful life of the asset using the declining-balance method at a rate of 30 percent for computer and office equipment. Leasehold improvements are recorded at cost and amortized using the straight-line method over the shorter of the estimated useful lives or the remaining term of the lease. The amortization periods for leasehold improvements range from one to five years. Inducements received upon entering into new leases have been deferred and are being recognized as a reduction in rent expense over the corresponding lease term.

In the year of disposal, the resulting gain or loss is included in the consolidated statements of loss and the cost of assets retired or otherwise disposed and the related accumulated amortization are eliminated from these accounts.

Intangible assets

All research and development costs are expensed as incurred except those that qualify under Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed". Research and development costs incurred prior to the establishment of the technological feasibility of a particular software project are expensed as incurred. Software development costs, including costs associated with coding and testing of project related software, are capitalized subsequent to when the technological feasibility of a project is established. Capitalized costs are amortized commencing in the period of the products' commercial release. The determination of whether a project is technically feasible involves establishing, at a minimum, that the Company has a detailed, documented and consistent product and program design, including high risk development issues related to the project, with the necessary resources to complete the project. If a detailed program design is not used, technological feasibility will be established when a product design or working model of the software model, consistent with the product design, is complete and tested.

Costs of start-up activities and organizational costs are expensed as incurred. Start-up costs include those one-time activities related to organizing a new entity.

The Company adopted SFAS No. 142 "Goodwill and Other Intangible Assets" in 2002. The Company records intangible assets, excluding goodwill and intangible assets with indefinite lives at cost and provides for amortization over their expected useful lives using the straight-line method over the following periods:

Acquired software licenses	3 years
Patents acquired	11 years
Software development costs	3 years

Goodwill and other intangible assets with indefinite lives are not amortized, but are tested for impairment at least annually, or more frequently, if events or changes in circumstances indicate that the asset might be impaired in accordance with SFAS No. 142. The Company evaluated its goodwill and intangible assets for impairment at September 30, 2002 and determined that an impairment charge was necessary (note 6).

Impairment of long-lived assets

In August 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 144. SFAS No. 144 established a single model for the impairment of long-lived assets and broadens the presentation of discontinued operations to include a component of the entity. SFAS No. 144 is effective for years beginning after December 15, 2001.The Company adopted SFAS No. 144 in 2002. The Company annually reviews the carrying value of its long-lived assets, including intangible assets, on September 30 of each year and periodically reviews the carrying value of its intangible assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. To the extent the estimated future net cash inflows from such assets is less than the carrying amount, an impairment loss is recognized. The Company considers factors such as significant changes in the business climate and projected discounted cash flows from the respective assets. The Company evaluated its remaining intangible assets at September 30, 2004 and determined that no impairment had occurred.

Revenue recognition

Revenues from software licensing royalties related to the sale of the product in which the Company's technologies have been embedded are recorded as earned. Software licensing royalties are included in fees from licensing and implementation.

26     FINANCIAL REVIEW

Under software licensing arrangements, the Company recognizes revenues - provided that: a non-cancellable license agreement has been signed; the software and related documentation have been delivered; there are no uncertainties regarding customer acceptance; collection of the resulting receivable is deemed probable; the fees are fixed and determinable; and no other significant vendor obligations exist. Any revenue associated with contracts having multiple elements is deferred and recognized ratably over the period of the contract unless clear evidence exists with respect to the fair value of each separate element of the contract. Fair value for each separate element is evidenced by existing customer contract which stipulate rates associated with separate yet similar services or deliverables. In addition, contracts involving significant modifications or customization of the software sold are accounted for under the guidelines of contract accounting.

Customer support revenues consist of revenue derived from contracts to provide post contract support, such as maintenance and service support, to license holders. These revenues are recognized ratably over the term of the contract.

Revenue from Oztime product contracts recorded in other product revenue is recognized using the percentage of completion method, whereby revenue is recorded at the estimated realizable value of work completed to date and costs incurred to date are compared to total estimated contract costs to determine whether a loss will be realized. Amounts received in advance are recorded as deferred revenue. Estimated losses on contracts are recognized when they become known. Other product revenue recorded by the Company is mainly comprised of revenue for the e-Learning business segment and this revenue is recognized through the percentage of completion method as previously described.

Income taxes

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes", wherein the liability method is used for determining income taxes. Under this method, deferred income tax assets and liabilities are recognized for the estimated tax recoverable or payable that would arise if assets and liabilities were recovered and settled at the financial statement carrying amounts. Future tax assets and liabilities are measured using enacted tax rates and laws expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. Valuation allowances are provided when necessary to reduce net future tax assets to an amount that is more likely than not to be realized.

Leases

Leases are classified as capital or operating leases. A lease that transfers to the lessee substantially all the benefits and risks incidental to ownership is classified as a capital lease. At inception, a capital lease is recorded as if it were an acquisition of an asset and the incurrence of an obligation. Assets recorded as capital leases are amortized on a basis consistent with that of accounting for capital assets. Operating lease costs are expensed as incurred.

Share issue costs

The Company reduced the value of consideration assigned to shares issued by direct costs, net of applicable income tax recoveries, of issuing the shares.

Loss per share

Loss per share is computed based on the weighted average basic number of shares outstanding for the period. Diluted loss per share has been calculated using the treasury stock method, whereby diluted loss per share is calculated as if options, restricted stock units ("RSU's") and common share purchase warrants were exercised at the beginning of the year and funds received were used to purchase the Company's own stock. Diluted shares have not been used in calculating diluted loss per share for the years ended December 31, 2004, 2003 and 2002 as they were anti-dilutive. Common shares held in escrow that are subject to future performance level criteria are excluded in the calculation of loss per share (nil in 2004, 35,000 in 2003, 75,000 in 2002).

Comprehensive loss

SFAS No. 130, "Reporting Comprehensive Income", establishes standards for the reporting and display of comprehensive income and its components in general-purpose financial statements. Comprehensive income is defined as the change in net assets of a business enterprise during a period from transactions and other events and circumstances from non-owner sources, and includes all changes in equity during a period except those resulting from investment by owners and distributions to owners. Comprehensive income (loss) includes foreign currency translation adjustments. The Company has reported components of comprehensive income (loss) on its consolidated statement of shareholders' equity.

Financial instruments

Accounts receivable, cash equivalents, investment in significantly influenced company, accounts payable, accrued liabilities, note payable, capital lease obligations and other deferred costs constitute financial instruments. The carrying values of these financial instruments approximate their fair value given the relatively short periods to maturity, except for the note receivable and the investment in significantly influenced company. The carrying values for these financial instruments represent their maximum credit risk. The note receivable constitutes a financial instrument with a fair value that is not determinable due, in part, to the unrecognized contingent portion of the note (note 3). The investment in significantly influenced company constitutes a financial instrument with a fair value that is not determinable due to the unavailability of independent third party evidence to support a valuation of this investment.

The Company maintains substantially all cash and cash equivalents with major financial institutions. Deposits held with banks may exceed the amounts of insurance provided on such deposits. Credit risk exposure includes accounts receivable with customers primarily located in North America, China, Korea, and Western Europe. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from customers. The Company is exposed to the risks arising from fluctuations in foreign exchange rates, and the volatility of those rates. The Company does not use derivative instruments to reduce its exposure to foreign currency exchange risk.

Zi Corporation 2004      27

Stock-based compensation plan

As permitted under SFAS No. 123, "Accounting for Stock-Based Compensation", in accounting for the grant of the Company's employee and director stock options, the Company has elected to use the intrinsic value method, following Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), and related interpretations. Under APB No. 25, companies are not required to record any compensation expense relating to the grant of options to employees or directors where the awards are granted upon fixed terms with an exercise price equal to fair value at the date of grant and the only condition of exercise is continued employment. The Company accounts for RSU's in accordance with SFAS No. 123, whereby the intrinsic value method is used and the related compensation expense is recognized over the vesting period.

The Company has a stock-based compensation plan, which is described in note 9. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. If stock or stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the stock or stock option cancelled is charged to retained earnings.

Under SFAS No. 123, as amended by SFAS No. 148, "Accounting for Stock-based Compensation - Transition and Disclosure, an Amendment of FASB Statement No. 123", companies that elect a method other than the fair value method of accounting are required to disclose pro forma net loss and loss per share information, using an option pricing model such as the Black-Scholes model, as if the fair value method of accounting had been used. Had compensation cost for the Company's employee stock option plan been determined by this method, Zi's net loss and loss per share would have been as follows:

	2004	2003	2002
Net loss from continuing operations:		Restated (1)
As reported	$(2,388,199)	$(2,931,109)	$(19,498,425)
Stock compensation expense	(3,901,903)	(4,317,459)	(6,076,291)
Pro forma	(6,290,102)	(7,248,568)	(25,574,716)
Loss from discontinued operations:	-	-	(5,707,850)
Pro forma net loss:	$(6,290,102)	$(7,248,568)	$(31,282,566)
Net loss per common share from continuing operations:
As reported, basic and diluted	$(0.06)	$(0.08)	$(0.52)
Stock compensation expense, basic and diluted	(0.09)	(0.11)	(0.16)
Pro forma, basic and diluted	$(0.15)	$(0.19)	$(0.68)
Loss per share from discontinued operations	-	-	(0.15)
Net loss per common share basic and diluted	$(0.15)	$(0.19)	$(0.83)
Stock options and RSU's issued during period	2,105,500	2,342,532	306,666
Weighted average exercise price	$2.27	$2.50	$5.60
Weighted average fair value of stock options granted during the period	$1.19	$1.39	$2.75

(1) At December 31, 2004, the Company's stock based compensation expense has been reallocated to better reflect the variety of vesting periods of its stock option grants. In 2003, the determination of the stock based compensation expense was based on amortization periods that did not best reflect the variety of vesting periods for the associated stock option grants. Accordingly, the Company has restated the 2003 stock compensation expense and appropriate related balances as follows:

			2003
Pro forma net loss as previously stated			$(6,441,613)
Stock compensation expense as previously stated			3,510,504
Restatement of stock compensation expense			(4,317,459)
Restated pro forma net loss			$(7,248,568)
Pro forma net loss per share as previously stated, basic and diluted			$(0.17)
Restatement of stock compensation expense, basic and diluted			(0.02)
Restated pro forma net loss per share, basic and diluted			$(0.19)

	2004	2003	2002
Risk free interest rate	3.60%	3.80%	3.94%
Expected life in years	3.7	3.8	3.0
Expected dividend yield	0%	0%	0%
Expected volatility	52%	65%	70%

28     FINANCIAL REVIEW

Recent accounting pronouncements

In December 2004, FASB issued SFAS No. 123R "Share Based Payment." This statement is a revision to SFAS No.123 and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," and amends FASB Statement No. 95, "Statement of Cash Flows". This statement requires a public entity to expense the cost of employee services received in exchange for an award of equity instruments. This statement also provides guidance on valuing and expensing these awards, as well as disclosure requirements of these equity arrangements. This statement is effective for the first interim reporting period that begins after June 15, 2005. SFAS No. 123R permits public companies to choose between the following two adoption methods:

1.

A "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS No. 123R for all share-based payments granted after the effective date and (b) based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS No. 123R that remain unvested on the effective date, or

2.

A "modified retrospective" method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS No. 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

As permitted by SFAS No. 123, the Company currently accounts for share-based payments to employees using APB Opinion No. 25's intrinsic value method and, as such, the Company generally recognizes no compensation cost for employee stock options. The impact of the adoption of SFAS No. 123R cannot be predicted at this time because it will be dependent on levels of share-based payments granted in the future. Accordingly, the adoption of SFAS No. 123R's fair value method will have a significant impact on the Company's results of operations, although it will have no impact on the Company's overall financial position.

The Company has not yet completed the analysis of the ultimate impact that this new pronouncement will have on the results of operations, nor the method of adoption for this new standard.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs", an amendment of ARB No. 43. This statement amends Accounting Research Bulleting ("ARB") No. 43 to clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials should be recognized as current period charges. In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of production facilities. The provisions of this statement are to be applied prospectively, and the statement is effective for fiscal years beginning after June 15, 2005, with earlier application permitted for inventory costs incurred in fiscal years beginning after November 2004. Adoption of this statement is not expected to have a material impact on the Company's consolidated financial position, results of operations or liquidity, as the Company does not hold inventory.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Non-monetary Assets, an amendment of APB Opinion No. 29." The amendments made by SFAS No. 153 are based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The amendment also eliminates the narrow exception for non-monetary exchanges of similar productive assets and replaces it with a broader exception for exchanges of non-monetary assets that do not have commercial substance. The provisions of this statement are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not expect the adoption of SFAS No. 153 to have a material impact on our financial condition or our results of operations.

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." FIN 46 requires certain variable interest entities (entities where the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties) to be consolidated by the primary beneficiary of the entity. The adoption of FIN 46R did not have a material impact upon the Company's financial position, cash flows or results of operations.

In March 2004, the FASB's Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 03-01, "The Meaning of Other-Than-Temporary Impairments and Its Application to Certain Investments." EITF No. 03-01 provides a three-step impairment model for determining whether an investment is other-than-temporarily impaired and requires the recognition of such impairments as an impairment loss equal to the difference between the investment's cost and fair value at the reporting date. The guidance is effective during the first quarter of fiscal 2005. The Company does not believe that the adoption of EITF No. 03-01 will have a significant effect on its financial position, results of operations or cash flows.

In September 2004, EITF Issue 4-10 "Determining Whether to Aggregate Operating Segments That Do Not Meet the Quantitative Thresholds" ("EITF 4-10") was issued, which addresses the criteria for aggregating operating segments. The Company reviewed the segment reporting and determined that our aggregation of segments is consistent with the guidance in EITF Issue No. 4-10.

Zi Corporation 2004      29

3. Acquisitions and Dispositions

All acquisitions have been accounted for using the purchase method with results from operations included in these consolidated financial statements from the date of acquisition.

Acquisition - Magic Lantern Communications Ltd. ("Magic Lantern")

Effective March 18, 2002, the Company indirectly acquired all of the issued and outstanding shares of Magic Lantern. Magic Lantern is a Canadian education content provider with two subsidiaries: Tutorbuddy Inc., which is wholly owned; and Sonoptic Technologies Inc. ("STI"), which is 75 percent owned. The remaining 25 percent of STI is held by Provincial Holdings Ltd. ("PHL") and is subject to a redemption agreement.

Magic Lantern was acquired for cash consideration of $1,172,667, and 100,000 common shares of Zi with a value of $498,549 based on the Company's closing share price on the date of the agreement. Of the Zi common shares issued, 35,000 shares were placed in escrow subject to future performance obligations. In addition, there were acquisition costs amounting to $103,903 to effect the business combination.

At December 31, 2002, it was determined that the performance obligations attached to the 35,000 shares placed in escrow would most likely not be met. These escrowed shares were originally included in the determination of the purchase price at the purchase date. As a result, the purchase price was adjusted by $174,492 to reflect the exclusion of the escrowed shares and the resulting negative goodwill was allocated to the assets purchased. The purchase price was allocated as follows:

Net assets acquired:

Bank indebtedness	$(21,826)
Non-cash working capital	33,446
Notes payable	(554,832)
Capital assets	1,029,233
Software development costs	290,569
Distribution agreements	824,037
$1,600,627

Disposition - Magic Lantern Communications Ltd

On November 7, 2002, the Company completed the sale of the Magic Lantern to JKC Group Inc. ("JKC"), a related party (note 13) and an American Stock Exchange listed company incorporated in the state of New York. Magic Lantern operations comprise the most significant portion of JKC's operations subsequent to the sale. Following the closing of the transaction on November 7, 2002, JKC was renamed to Magic Lantern Group, Inc. ("MLG").

Under the agreement, Zi received a 45 percent equity interest in MLG, consisting of 29,750,000 shares, and a three-year promissory note of MLG in the amount of $3,000,000, at the interest rate of 5 percent per annum, due in full November 7, 2005. The note consideration was subject to adjustment based on the MLG's performance for the first year after the sale. The performance criteria stipulated under the agreement were not met. The purchase price was reduced as MLG revenues for the performance period were less than the required $5,000,000. As a result of the shortfall, $1,000,000 was offset against the principal amount of the MLG promissory note reducing it to $2,000,000.

The Company accounted for the sale at the date of closing by recognizing its interest in the net assets of MLG acquired and 55 percent of the promissory note received, excluding the note's contingent portion of $1,000,000. The Company's $2,220,687 book value for Magic Lantern at November 7, 2002, consisting of patents, distribution agreements, capital and current net assets, upon closing of the transaction resulted in a note receivable and an investment in shares, in the amount of $2,000,000 and $220,687 respectively, with no gain recognized. A nominal value has been ascribed to the MLG stock consideration received.

Net assets disposed:

Cash	$350,669
Non-cash working capital	34,451
Capital assets	1,018,209
Deferred development costs	548,354
Distribution agreements & other	774,286
Notes payable	(505,282)
$2,220,687

At December 31, 2004, the Company evaluated the note receivable for impairment and determined that subject to SFAS no. 114 "Accounting by Creditors for Impairment of Loan" using a projected discounted cash flow model at the loan's effective interest rate, the full amount of the note receivable including accrued interest was impaired and was provided for. The Company believes in MLG's continued viability, but MLG is currently under a going concern qualification and subject to its ongoing operating cash requirements, continued operating losses and other debt, to which the Company is subordinate. Due

30     FINANCIAL REVIEW

to these factors and the absence of private placements originally anticipated by MLG to occur in the fourth quarter of 2004, it is probable that MLG will not have the necessary funds available to meet the requirements under the note, including accrued interest. Interest due on the note will not be accrued but will be recognized only upon payment by MLG of such interest.

4. Discontinued Operations

Through the Company's discontinued Zi Services business segment, Zi provided specialized product development and customized solutions in Bluetooth™, VoIP and man-machine interface design to the telecommunications industry.

On June 30, 2002, the Board of Directors of the Company approved the adoption of a plan to dispose of its Zi Services business segment, the telecom engineering division of the Company. Accordingly, the results of operations of these businesses were accounted for on a discontinued basis as at June 30, 2002. On July 1, 2002, the Company announced that it had signed a letter of intent to sell Zi Services. On October 31, 2002 the letter of intent expired and the sale was not executed. Management determined that the carrying value of Zi Services, consisting of deferred software development costs of $1,965,345, goodwill of $477,396, capital assets of $32,697 and net current assets of $200,558 were no longer recoverable. As a result, the Company recognized a charge of $2,675,996 in 2002. As at December 31, 2002, the Company sold the remaining assets of this business segment and no longer carries on any related business activities.

Year ended December 31, 2002
Revenue			$153,030
Operating loss			$(5,707,850)

5. Capital Assets
		Accumulated	Net book
	Cost	amortization	value
2004
Computer and office equipment	$3,041,544	$2,188,900	$852,644
Leasehold improvements	527,452	292,139	235,313
	$3,568,996	$2,481,039	$1,087,957
2003
Computer and office equipment	$2,788,800	$1,834,204	$954,596
Leasehold improvements	839,049	515,890	323,159
	$3,627,849	$2,350,094	$1,277,755

Included in computer and office equipment are assets under capital lease totalling $494,130 (2003 -$428,489) and related accumulated amortization of $334,052 (2003 - $257,654).

6. Intangible Assets
		Accumulated	Net book
	Cost	amortization	value
2004
Patent	$547,709	$298,155	$249,554
Software development costs	8,281,828	6,839,295	1,442,533
	$8,829,537	$7,137,450	$1,692,087
2003
Patent	$605,234	$318,788	$286,446
Software development costs	11,963,682	11,662,408	301,274
Acquired software licenses	58,346	58,346	-
	$12,627,262	$12,039,542	$587,720

During 2004, $1,661,974 (2003- $237,618) of software development costs were deferred and are being amortized using the straight-line method over a three-year economic life. Amortization in 2004 includes $510,167 and $47,440 of amortization of development costs and patents, respectively (2003 - $861,309 and $59,822, respectively).

Zi Corporation 2004      31

In accordance with SFAS No.142, the Company tested for impairment of goodwill at September 30, 2002, using a projected discounted cash flow model, and recorded an impairment charge of $1,258,889 in the year. This charge was in respect to remaining goodwill associated with the purchase of the Chinese e-Learning business, in light of the disposition of a significant portion of its e-Learning business segment through the sale of Magic Lantern and limitations for funding e-Learning businesses future development and growth.

Goodwill
Net book value - December 31, 2001	$1,258,889
Impairment - September 30, 2002	(1,258,889)
Net book value - December 31, 2002	$-

The Company evaluated its other intangible assets at September 30, 2004 and determined that no impairment had occurred. The Company had reviewed the carrying value of its other intangible assets and determined that the deferred software development costs related to the Company's China based e-Learning business at September 30, 2002, using a projected discounted cash flow model, were not recoverable in light of limitations for funding its future development and growth and recorded a charge of $1,457,405.

The following is the estimated amortization expense of intangible assets for each of the next five years:

2005	$652,096
2006	619,670
2007	320,141
2008	49,792
2009	14,396
Total	$1,656,095

7. Notes Payable

On December 19, 2003, the Company borrowed $1,000,000 through the issuance of a demand loan payable. The note payable bore interest at the prime rate (4.5 percent at December 31, 2003) plus one percent payable monthly. The facility is secured by a first security interest in 5,000,000 shares of MLG, held by the Company. On July 20, 2004, the Company repaid, in full, this demand note. As at December 31, 2004, the amount drawn on the facility is nil (December 31, 2003 - $1,000,000) and the facility remains available for the Company's future use.

On December 5, 2002, the Company borrowed $3,300,000 (before deduction for fees and expenses) through the issuance of a note payable. The note payable, with interest at 12 percent per annum and payable monthly, was due March 5, 2003, extended to April 30, 2003 and subsequently to May 7, 2003, at which time it was settled in full. The lender was issued 100,000 share purchase warrants upon funding, which were exercisable at one common share to one share purchase warrant for a price of CDN$3.62 per share (note 9). A commitment fee of $300,000 was paid upon funding. The first extension terms included a four percent extension fee of $130,800 paid upon funding. The note was secured through a general security agreement, a limited recourse guarantee by a private company owned by an officer of the Company at the time who is also a director of the Company and a share pledge agreement by the Company which pledged and granted a first security interest in 29,750,000 shares of MLG, held by the Company.

On May 7, 2003, the Company entered into a new secured short-term credit facility in the amount of $1.94 million, which was settled in full June 20, 2003. The note included interest payable at 12 percent per annum. The terms of the note payable provided for a bonus payment of $45,000, payable in common shares of the Company, paid 30 days from the date of the agreement as the loan balance remained unpaid as of that date. The note was secured through a general security agreement, a limited recourse guarantee by a private company owned by an officer of the Company at the time who is also a director of the Company and a share pledge agreement by the Company which pledges and granted a first security in 29,750,000 shares of MLG, held by the Company.

8. Capital Lease Obligations and Leasehold Improvements

The Company has entered into leases for computer and office equipment with payment terms over three years with interest at rates varying between 10.20 percent and 17.25 percent. Obligations as at December 31, 2004 were $25,519 (2003 - $25,435). The current portion at December 31, 2004 was $16,445 (2003 - $22,095).

The future minimum lease payments under the capital leases are as follows:

2005	$19,197
2006	8,049
2007	1,813
Total minimum lease payments	29,059
Amount representing interest	3,540
Amount included in current liabilities	16,445
$9,074

32     FINANCIAL REVIEW

Inducements for leasehold improvements received by the Company upon entering into new leases as at December 31, 2004 were $138,811 (2003 -$180,170). The current portion at December 31, 2004 was $55,524 (2003 - $51,477).

9. Share Capital

Stock purchase warrants

On July 16, 2004, the Company completed a private placement of 3,636,364 units priced at CDN$2.75 per unit for net proceeds of $6,926,836. Each unit consists of one share of the Company's stock and one-half of a stock purchase warrant. Each whole stock purchase warrant is exercisable into one share of the Company's stock on or before July 16, 2006 at an exercise price of CDN$3.25 per share. At December 31, 2004, 844,682 of these stock purchase warrants are outstanding. As part of the consideration for services rendered by an agent related to this private placement, the Company has issued 218,182 stock purchase warrants with each warrant exercisable through the purchase of one common share at a price of CDN$3.25. The warrants are exercisable immediately and expire, if unexercised two years from the date of issue. At December 31, 2004, 118,182 of these stock purchase warrants are outstanding. The Company accounted for the 218,182 stock purchase warrants in accordance with SFAS No. 123 and recognize as part of common share issue costs $141,048, calculated by using the Black-Scholes option pricing model to arrive at net proceeds. Under the terms of the private placement, the units sold in the private placement are subject to statutory restrictions on resale, including hold periods.

At December 31, 2003, the Company had 0.5 million share purchase warrants outstanding. On June 19, 2003, the Company completed a private placement of 1.0 million units priced at $2 per unit for net proceeds of $1,968,610. Each unit consists of one share of the Company's stock and one-half of a stock purchase warrant. Each whole stock purchase warrant is exercisable into one share of the Company's stock on or before May 31, 2006 at an exercise price of $2.25 per share. Under the terms of the private placement, the units sold in the private placement are subject to statutory restrictions on resale, including hold periods. At December 31, 2004, these 0.5 million share purchase warrants are outstanding.

On December 5, 2002, the Company issued, in conjunction with a note payable of $3,300,000, 100,000 share purchase warrants to acquire 100,000 common shares of the Company at a price of CDN$3.62 per share, which were to expire two years from the date of issue (note 7). In 2002, the Company allocated $154,065 which represents the equity value of the warrants issued with the debt, calculated by using the Black-Scholes option pricing model. In June 2003, the Company issued 100,000 shares through the exercise of these 100,000 share purchase warrants.

Stock options and restricted stock units

At December 31, 2004, the Company maintained a Stock Option Plan for all directors, officers, employees and consultants of the Company.

Under the terms of the Stock Option Plan, options and RSU's may be granted at the discretion of the Board of Directors. The option price equals the closing price of the Company's shares on the day preceding the date of grant. The options and RSU's are not assignable, vest at the discretion of the Board of Directors, and expire, at maximum, after the tenth anniversary of the date of grant. In 2004, 250,000 (2003 - 162,532) RSU's were granted and issued without performance criteria attached and at no cost to the grantee. At December 31, 2004, 378,571 (2003 - 128,571) RSU's are outstanding. The RSU's vest upon granting and expire five years from the date of grant. The Company has recorded, as part of selling, general and administration expense, compensation expense of $685,767 (2003 - $516,353) related to the RSU's calculated by using the intrinsic value method.

The Company entered into a Financial Advisory Services Agreement effective January 9, 2004 with an unrelated third party. The agreement stipulates that the third party shall provide to the Company management and consulting services for a period of one year from the date of the agreement. As consideration for these services, the Company has granted 400,000 stock options with each option exercisable through the purchase of one common share at a price of CDN$3.25. The options vest immediately and expire, if unexercised five years from the date of grant. The Company has accounted for these options in accordance with SFAS No. 123 and has recognized $685,631 in 2004 as part of selling, general and administrative expense calculated by using the Black-Scholes option pricing model.

Since inception of the Stock Option Plan in 1993, shareholders have approved resolutions reserving a total of 11,615,000 common shares for issuance under the plan of which 500,000 are issuable as RSU's. At December 31, 2004, the Company had 830,652 common shares (87,468 of which are reserved for RSU's) remaining reserved for possible future allocation under the plan.

Stock option and RSU activity and related information for the three years ended December 31, 2004 is as follows:

	2004		2003		2002
	Shares	Weighted	Shares	Weighted		Weighted
	under options	average	under options	average	Shares	average
	and RSU's	exercise price	and RSU's	exercise price	under options	exercise price
Outstanding, beginning of year	5,474,904	$5.18	5,135,700	$5.65	5,874,852	$5.92
Granted	2,105,500	2.27	2,342,532	2.50	306,666	5.60
Exercised	(1,143,766)	(2.00)	(335,627)	(2.08)	(304,600)	(2.37)
Forfeited or expired	(1,524,666)	(7.78)	(1,667,701)	(3.48)	(741,218)	(9.10)
Outstanding, end of year	4,911,972	$4.28	5,474,904	$5.18	5,135,700	$5.65
Exercisable, end of year	4,102,142	$4.54	4,683,732	$5.55	4,671,129	$5.54
Weighted-average fair value of stock options
and RSU's granted during the year		$1.19		$1.39		$2.75

Zi Corporation 2004      33

The following table summarizes the exercise price ranges of outstanding and exercisable stock options as of December 31, 2004:

		Total stock options and RSU's outstanding			Stock options and RSU's exercisable

			Weighted
		Number outstanding	average remaining	Weighted average	Number exercisable	Weighted average
Range of exercise prices		December 31, 2004	contractual life	exercise price	December 31, 2004	exercise price
$1.75 -	$4.16	3,643,972	3.7 years	$2.54	2,845,642	$2.46
$4.33 -	$8.91	513,000	1.3 years	7.80	511,500	7.81
$9.70 -	$12.52	755,000	1.3 years	10.28	745,000	10.25
$1.75 -	$12.52	4,911,972	3.1 years	$4.28	4,102,142	$4.54

Escrowed shares

Pursuant to the acquisition of English Practice Inc. ("EPI") on June 15, 2000 and to the terms of an amended purchase agreement, the Company had placed in escrow 40,000 common shares subject to release based upon performance obligations. The performance obligations were not met under the terms of the amended purchase agreement and were subsequently cancelled in 2003. Pursuant to the acquisition of Magic Lantern (note 3), the Company had placed in escrow 35,000 common shares that were subject to release based upon performance obligations. The performance obligations were not met under the terms of the purchase agreement and the escrowed shares were cancelled in 2004.

10. Equity Interest in Significantly Influenced Company

The Company holds a 43.6 percent (as calculated from MLG's Form 10-Q dated November 10, 2004) interest in MLG, a related party, received upon the disposition of the Magic Lantern on November 7, 2002 (note 3). The Company's proportionate share of the loss from MLG operations for the year ended December 31, 2004 has not been recognized as the carrying value of the investment in MLG is nil and the Company has no commitment to fund this loss. The Company's unrecorded share of the loss from MLG's operations between November 8, 2002 and September 30, 2004 is the sum of $2,863,000 and will be used to offset the Company's proportionate share of MLG's future income upon MLG's return to profitability. At December 31, 2004, the Company held 29,750,000 shares of MLG which, at that date's closing price of $0.45 per share, results in a market value of $13,387,500 for this investment. This market value may not be representative of the fair value of this investment.

11. Income Taxes

Substantially all of the Company's activities are carried out through operating subsidiaries in several countries. The income tax effect of operations depends on the tax legislation in each country and operating results of each subsidiary and the parent company. The provision for income taxes reflects an effective tax rate that differs from the corporate tax rate for the following reasons:

	2004	2003	2002
Combined basic federal, provincial and state income tax rate	36.6%	39%	39%
Expected combined Canadian federal and provincial tax recovery based on above rates	$(874,081)	$(1,392,979)	$(9,984,134)
Enacted tax rate adjustment differences	151,862	172,549	670,307
Differences in foreign statutory tax rates	149,344	(324,918)	2,069,983
Permanent differences	618,992	338,079	48,661
Loss on dissolution of subsidiaries	1,159,877	-	-
Impairment of note receivable	677,400	-	-
Loss on sale of Zi Services assets	-	-	(871,903)
Gain on sale of Magic Lantern	-	-	4,566,545
Equity loss in significantly influenced company	-	-	85,154
Unrecognized recoveries on losses	(2,619,798)	(1,263,234)	(2,389,187)
Non-deductible goodwill	-	-	770,382
Other	(15,350)	(195,908)	(30,724)
Valuation allowance	751,754	2,666,411	5,064,916
Consolidated income tax	$-	$-	$-

34     FINANCIAL REVIEW

The components of future income taxes are as follows:

December 31,	2004	2003	2002
Capital assets	$102,294	$51,629	$202,637
Software development costs	(496,898)	(96,645)	98,226
Patents	17,033	24,840	40,151
Share issue costs	181,667	167,438	294,222
Other	56,858	8,801	35,380
Loss carryforwards	18,997,435	14,353,867	13,710,621
Valuation allowance	(18,858,389)	(14,509,930)	(14,381,237)
Net future income tax asset	$-	$-	$-

The Company provided a full valuation allowance against the future income tax assets based on the Company's evaluation of the likelihood of realization of these assets. The Company will continue to evaluate and examine the valuation allowance on a regular basis.

At December 31, 2004, the Company and its subsidiaries ("the Group") have non-capital losses of $26,215,758 and net capital losses of $5,490,077 which are available to reduce Canadian taxable income in future years.

In China, our Zi Technology related subsidiary, Huayu Zi Software Technology (Beijing) Co. Ltd has taxable income in excess of loss carryforwards from prior years. The Company is applying for tax holidays with Chinese tax authorities that more than likely will result in no tax due for the years 2004 and 2005 and 50 percent of tax payable for the years 2006, 2007 and 2008. The amount of tax that would otherwise be payable in 2004 is $166,871 and has not been accrued.

Operating loss carryforwards for each of the countries listed below will expire as follows:

	Canadian	Year of expiry	US non-operating	Year of expiry	US non-operating		China operating
Year of expiry	non-capital losses	(Federal)	losses	(California)	losses	Year of expiry	losses
2005	$436,345	2017	$720,553	2010	$1,194,149	2007	$565,209
2006	$132,371	2018	$225,966	2011	$807,595	2008	$1,634,752
2007	$1,319,779	2019	$255,200	2012	$-	2009	$777,878
2008	$615,028	2020	$2,171,180	2013	$343,691	2010	$2,487,927
2009	$3,941,929	2021	$1,468,355	2014	$5,747	Total	$5,465,766
2010	$11,499,403	2022	$-	Total	$2,351,182
2011	$4,406,047	2023	$572,819
2012	$3,864,856	2024	$5,747
Total	$26,215,758	Total	$5,419,820

The Group also has non-capital losses for Hong Kong tax purposes of $34,013,846. These losses may be carried forward indefinitely.

12. Contingent Liabilities

On December 4, 2003, the Company commenced action against Morrison & Foerster LLP ("MoFo") in the Superior Court of the State of California, County of San Francisco claiming (i) professional negligence based on MoFo's failure to exercise reasonable care, skill and diligence in representing the Company in the defense of Asian Communication Pty Ltd and Tegic Communications Inc. ("Tegic") v. Zi Corporation and Zi Corporation of America, Inc. (a patent infringement lawsuit) and (ii) reimbursement of the payments made to MoFo in connection with the defense of this lawsuit, which payments are alleged to exceed the reasonable value of MoFo's services and costs advanced. MoFo has filed, as part of its defense to the Company's action, a cross complaint against the Company for unpaid legal fees and costs. Although the Company believes that it will prevail in this action, in 2002, the Company accrued $1,061,617 representing the previously billed fees and costs. Accordingly, the Company believes that any further exposure from this action is limited to accrued interest and costs.

The $9 million damages judgement awarded to Tegic was settled pursuant to a written settlement agreement with AOL Time Warner dated December 6, 2002 and a consent judgement dated December 20, 2002. Settlement costs were included as part of legal and litigation costs and as at December 31, 2003 was $0.75 million, which was paid on January 2, 2004 to AOL.

From time to time, the Company is involved in other claims in the normal course of business. Management assesses such claims and where it is not probable to result in a material exposure and where the amount of the claim is quantifiable, provisions for loss are made based on management's assessment of the likely outcome. The Company does not provide for claims that are unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.

Zi Corporation 2004      35

13. Related Party Transactions
The following table outlines the Company's related party transactions:

	2004	2003	2002
Legal services provided by two law firms in which a director is and was a partner	$125,708	$110,373	$145,567
Due from significantly influenced company	$10,442	$33,187	$-
Consulting fees paid to a firm owned by a director	$30,000	$120,000	$120,000
Consulting fees paid to a firm owned by an officer	$46,067	$26,136	$4,539

These transactions are in the normal course of operations and are measured at their exchange value, which approximates the fair market value as with any third party.

At the year-end, the amounts due from (to) related parties are as follows:

	2004	2003	2002

Due to law firm in which a director is a partner	$(5,338)	$(411)	$(15,250)
Due from significantly influenced company	$43,629	$33,187	$-
Due to companies owned by a director or officer	$-	$(10,000)	$(10,000)

In 2002, a private company owned by an officer, who is also a director of the Company, guaranteed the note payable by the Company through a limited recourse guarantee and share pledge agreement (note 7).

On November 7, 2002, the Company completed the sale of Magic Lantern to JKC Inc., a related party (note 3). The companies are related through a common significant shareholder.

14. Commitments and Guarantees

The Company rents premises and equipment under operating leases, which expire at various dates up to June 2007. The Company recorded rent expense for 2004 of $480,575 (2003 - $747,023; 2002 - $1,274,582).

Annual rentals under these leases for each of the next five years are as follows:

2005	$618,680
2006	538,407
2007	194,711
2008	-
2009	-
Total	$1,351,798

From time to time the Company enters into certain types of contracts that require it to indemnify parties against possible third party claims particularly when these contracts relate to licensing agreements. On occasion the Company may provide indemnities. The terms of such obligations vary and generally, a maximum is not explicitly stated. Because the financial obligations in these agreements are often not explicitly stated, the overall maximum amount of the obligations cannot be reasonably estimated. Historically, the Company has not been obligated to make significant payments for these indemnification obligations. The Company's management actively monitors the Company's exposure to the above risks and obtains insurance coverage to satisfy potential or future claims as necessary.

15. Segmented Information

Zi Corporation develops software designed to enhance the usability of mobile and consumer electronic devices through its Zi Technology business segment. Zi Technology's core technology product, eZiText, is a predictive text input solution that predicts words and/or phrases for use in messaging and other text applications in over 48 languages and dialects. By offering word candidates as text is being entered, eZiText increases the ease, speed and accuracy of text input on any electronic device for applications such as short messaging, e-mail, e-commerce and Web browsing. Revenues are reported under the contracting Zi subsidiary's country of residence.

Through its e-Learning business segment which includes Oztime, English Practice and an equity interest in Magic Lantern Group, Inc., the Company is also involved in e-Learning technology, content and customer service as well as educational content and distribution channels to offer learning management systems, interactive online courses and network education solutions to meet diverse client requirements.

Other includes unallocated segment expenses such as legal fees, public company costs, interest and other income and head office costs. The accounting policies of each of the business segments are the same as those described in note 2.

36     FINANCIAL REVIEW

The Company's primary operations are located in North America. The Company operates three reportable geographic segments through three reportable business segments:

			Revenue			Operating profit
						(loss), before
	License and	Software			Other operating	interest and
	implementation fees	and other	Total	Amortization	expenses	other income
2004
Zi Technology	$12,898,838	$-	$12,898,838	$709,064	$7,915,192	$4,274,582
e-Learning	-	504,213	504,213	24,646	3,223,272	(2,743,705)
Other	-	-	-	193,176	3,798,053	(3,991,229)
Total	$12,898,838	$504,213	$13,403,051	$926,886	$14,936,517	$(2,460,352)
Interest expense and interest and other income						72,153
Loss from continuing operations before income taxes						$ (2,388,199)
2003
Zi Technology	$9,918,998	$-	$9,918,998	$1,124,047	$6,928,139	$1,866,812
e-Learning	-	684,070	684,070	75,042	1,400,830	(791,802)
Other	-	-	-	181,176	3,229,712	(3,410,888)
Total	$9,918,998	$684,070	$10,603,068	$1,380,265	$11,558,681	$(2,335,878)
Interest expense and interest and other income						(595,231)
Loss from continuing operations before income taxes						$(2,931,109)
2002
Zi Technology	$6,480,938	$-	$6,480,938	$1,642,053	$5,474,457	$(635,572)
e-Learning	-	1,935,309	1,935,309	449,630	8,429,007	(6,943,328)
Other	-	-	-	134,889	11,752,406	(11,887,295)
Total	$6,480,938	$1,935,309	$8,416,247	$2,226,572	$25,655,870	$(19,466,195)
Interest expense and interest and other income						(32,230)
Loss from continuing operations before income taxes						$(19,498,425)
		2004			2003
			Identifiable			Identifiable
	Capital assets	Other assets	assets	Capital assets	Other assets	assets
Zi Technology	$2,092,519	$6,375,647	$8,468,166	$1,057,310	$4,424,208	$5,481,518
e-Learning	30,879	1,016,799	1,047,678	92,664	559,467	652,131
Other	656,646	11,526,381	12,183,027	715,501	3,836,428	4,551,929
Total	$2,780,044	$18,918,827	$21,698,871	$1,865,475	$8,820,103	$10,685,578

The investment in significantly influenced subsidiary and its associated 2002 equity loss of $220,687 have been included as part of the e-Learning business segment and as part of the Canadian geographic segment (note 10). Other includes non-cash compensation expense related to issuance of non-employee stock options and RSU's in 2004 of $1,371,398 (2003 - $516,354; 2002 - $nil) and non-cash interest expense of $nil (2003 - $95,344; 2002 - $nil). All additions to software development costs of $1,661,974 in 2004 (2003 - $237,618) are part of Zi Technology operations.

Zi Corporation 2004      37

			Revenue			Operating profit
						(loss), before
	License and	Software			Other operating	interest and
	implementation fees	and other	Total	Amortization	expenses	other income
2004
Canada	$5,884,396	$8,120	$5,892,516	$785,332	$9,087,566	$(3,980,382)
China	5,207,579	496,093	5,703,672	111,477	3,870,783	1,721,412
USA	1,806,863	-	1,806,863	15,681	1,868,755	(77,573)
Other	-	-	-	14,396	109,413	(123,809)
Total	$12,898,838	$504,213	$13,403,051	$926,886	$14,936,517	$(2,460,352)
Interest expense and interest and other income						72,153
Loss from continuing operations before income taxes						$ (2,388,199)
2003
Canada	$3,731,859	$13,982	$3,745,841	$1,027,630	$5,649,385	$(2,931,174)
China	3,378,770	670,088	4,048,858	298,575	3,731,641	18,642
USA	2,808,369	-	2,808,369	34,689	2,031,146	742,534
Other	-	-	-	19,371	146,509	(165,880)
Total	$9,918,998	$684,070	$10,603,068	$1,380,265	$11,558,681	$(2,335,878)
Interest expense and interest and other income						(595,231)
Loss from continuing operations before income taxes						$(2,931,109)
2002
Canada	$2,315,344	$1,638,898	$3,954,242	$1,477,856	$15,463,984	$(12,987,598)
China	1,368,614	296,411	1,665,025	707,468	7,093,291	(6,135,734)
USA	2,796,980	-	2,796,980	25,059	2,575,327	196,594
Other	-	-	-	16,189	523,268	(539,457)
Total	$6,480,938	$1,935,309	$8,416,247	$2,226,572	$25,655,870	$(19,466,195)
Interest expense and interest and other income						(32,230)
Loss from continuing operations before income taxes						$(19,498,425)

		2004			2003
			Identifiable			Identifiable
	Capital assets	Other assets	assets	Capital assets	Other assets	assets
Canada	$2,408,257	$15,920,950	$18,329,207	$1,354,833	$5,534,387	$6,889,220
China	213,375	2,215,414	2,428,789	330,534	2,548,453	2,878,987
USA	50,441	750,474	800,915	57,740	706,897	764,637
Other	107,971	31,989	139,960	122,368	30,366	152,734
Total	$2,780,044	$18,918,827	$21,698,871	$1,865,475	$8,820,103	$10,685,578

In 2004, two Zi Technology customers accounted 34 percent or $4,587,871 (2003 - 26 percent or $2,719,936; 2002 - 25 percent or $2,135,960) of the Company's total revenue. Canada includes non-cash compensation expense related to issuance of non-employee stock options and RSU's in 2004 of $1,371,398 (2003 - $516,354; 2002 - $nil) and non-cash interest expense of $nil (2003 - $95,344; 2002 - $nil). All additions to software development costs of $1,661,974 in 2004 (2003 - $237,618) are part of Canadian operations.

38     FINANCIAL REVIEW

16. Canadian Generally Accepted Accounting Principles

The consolidated financial statements, prepared in accordance with US GAAP, conform to Canadian GAAP, in all material respects, except:

Start-up costs

Pursuant to Canadian GAAP Emerging Issues Committee ("EIC") Abstract 27, "Revenues and Expenditures During the Pre-Operating Period", certain costs of start-up activities and organizational costs are capitalized as incurred as long as the expenditure is directly related to placing the new business into service, is incremental in nature and recoverable through future operations. Start-up costs include those one-time activities related to organizing a new entity. Consequently, start-up costs associated with the 1999 acquisition of Beijing Oz Education Network Ltd. ("Oztime") of $205,842 have been capitalized. Related amortization charges recorded pursuant to Canadian GAAP are included in income under Canadian GAAP.

Share capital

Under Canadian GAAP, the December 31, 1997 stated capital of the Company was reduced by its December 31, 1996 deficit of $24,339,036. US GAAP does not allow for such restatement. This reclassification has no effect on net shareholders' equity as at December 31, 2002, 2003 and 2004.

Shares outstanding used to compute per share figures under Canadian GAAP are as follows:

	2004	2003	2002

Weighted average number of shares	41,373,309	38,719,786	37,767,000

Foreign currency translation

Under Canadian GAAP, the Company, on a consolidated basis, is required, for the years ended December 31, 2002, 2003 and 2004, to translate the accounts of its subsidiaries to US dollars using the temporal method. The accounts of the Company's integrated operations in foreign subsidiaries are translated into US dollars using the temporal method whereby monetary items are translated at the rate of exchange in effect at the balance sheet date and non-monetary items are translated at applicable historical rates. The resulting foreign exchange gain or loss on translation is included as part of the calculation of the net loss as compared to inclusion as part of other comprehensive income disclosed on the statement of shareholders equity under US GAAP.

Consolidated statement of loss

The application of Canadian GAAP would have the following effects on net loss as reported:

	2004	2003	2002
		Restated (2)
Net loss from continuing operations as reported in accordance with US GAAP	$(2,388,199)	$(2,931,109)	$(19,498,425)
Adjustments:
Start-up costs amortization	-	-	(116,322)
Fair value of stock options issued	(1,624,153)	(1,679,224)	-
Foreign exchange gain	275,834	162,453	158,641
Total adjustments	(1,348,319)	(1,516,771)	42,319
Net loss from continuing operations under Canadian GAAP	$(3,736,518)	$(4,447,880)	$(19,456,106)
Loss from discontinued operations	-	-	(5,707,850)
Net loss under Canadian GAAP	$(3,736,518)	$(4,447,880)	$(25,163,956)
Loss from continuing operations per share under Canadian GAAP, basic and diluted	$(0.09)	$(0.12)	$(0.52)
Loss from discontinued operations per share under Canadian GAAP	-	-	(0.15)
Loss per share under Canadian GAAP, basic and diluted	$(0.09)	$(0.12)	$(0.67)

(2) At December 31, 2004, the Company's stock based compensation expense has been reallocated to better reflect the variety of vesting periods of its stock option grants. In 2003, the determination of the stock based compensation expense was based on amortization periods that did not best reflect the variety of vesting periods for the associated stock option grants. Accordingly, the Company has restated the 2003 stock compensation expense and appropriate related balances as follows:

Zi Corporation 2004      39

2003
Net loss as previously stated	$(5,021,508)
Fair value of stock options issued as previously stated	2,252,852
Restatement of stock compensation expense	(1,679,224)
Restated net loss	$(4,447,880)
Net loss per share as previously stated, basic and diluted	$(0.13)
Restatement of stock compensation expense, basic and diluted	0.01
Restated net loss per share, basic and diluted	$(0.12)

Stock-based compensation

Effective January 1, 2002, under Canadian GAAP, the Company was required to adopted Section 3870, "Stock-based Compensation and Other Stock-based Payments", which recommends that awards to employees be valued using the fair value method of accounting. These rules also require that companies account for stock appreciation rights ("SARs") and similar awards to be settled in cash or other assets, by measuring compensation expense on an ongoing basis, as the amount by which the quoted market price exceeds the exercise price at each measurement date.

The Company has a stock-based compensation plan, which is described in note 9. Under Canadian GAAP, the Company has elected to account for stock options by measuring compensation expense as the excess, if any, of the quoted market value of the stock at the date of grant over the exercise price. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. If stock or stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the stock or stock option cancelled is charged to retained earnings.

Under the Canadian Institute of Chartered Accountants' ("CICA's) Handbook section 3870, companies that elect a method other than the fair value method of accounting are required to disclose pro forma net income and earnings per share information, using a pricing model such as the Black-Scholes model, as if the fair value method of accounting had been used. These new rules do not apply to pre-existing awards except for those awards that call for settlement in cash or other assets.

In September 2003, the CICA issued an amendment to CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments". The amendment provides two alternative methods of transition to the fair-value method of accounting for stock-based employee compensation - prospective and retroactive methods. The Canadian amendment only applies to voluntary transitions before January 1, 2004. The Company adopted the fair-value method of accounting for stock options in the fourth quarter of 2003. The Company has adopted the fair-value based method prospectively, whereby compensation cost is recognized for all options granted on or after January 1, 2003.

Under the fair value method, the pro forma effect on the Company's net loss and net loss per share in 2002 is as follows:

Compensation Costs		Year ended December 31, 2002
Net loss under Canadian GAAP:			$(25,163,956)
Add: Stock option expense			(383,162)
Net loss under Canadian GAAP, pro forma			$(25,547,118)
Basic net loss per share and pro forma			$(0.68)

Consolidated balance sheets
The application of Canadian GAAP would have the following effects on balance sheet items as reported:

SHAREHOLDERS' EQUITY	2004	2003	2002
		Restated (3)
Shareholders' equity under Canadian GAAP, beginning of year	$2,601,869	$3,654,888	$27,619,818
Share capital issued and contributed surplus	13,580,428	3,394,861	1,199,026
Net loss from continuing operations under US GAAP	(2,388,199)	(2,931,109)	(19,498,425)
Net loss from discontinued operations under US GAAP	-	-	(5,707,850)
Adjustments to net loss for the year under Canadian GAAP	(1,348,319)	(1,516,771)	42,319
Shareholders' equity under Canadian GAAP, end of year	$12,445,779	$2,601,869	$3,654,888

(3) Per discussion in footnote (2) above, 2003 Shareholders equity under Canadian GAAP has been restated from $2,028,241 to $2,601,869.

40     FINANCIAL REVIEW

Canadian GAAP Comparative Consolidated Financial Statements

The following financial statements for the years ended December 31, 2002 are as previously disclosed in accordance with Canadian GAAP and in Canadian dollars.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

Year ended December 31	2002
Revenue
License and implementation fees	$10,166,562
Other product revenue	3,037,035
13,203,597
Cost of sales
License and implementation fees	394,749
Other	1,233,312
1,628,061
Gross margin	11,575,536
Operating expenses

Selling general and administrative	(17,849,562)
Litigation and legal	(11,794,981)
Product research and development	(4,365,803)
Depreciation and amortization	(3,879,913)
Impairment of goodwill	(1,976,908)
Impairment of intangible assets	(2,424,694)
Foreign exchange gain	42,088
Operating loss before under noted	(30,674,237)
Interest on long term debt	(139,046)
Other interest	(439,765)
Interest income and other income	286,429
Equity interest in loss of significantly influenced company	(343,402)
Loss from continuing operations before income taxes	(31,310,021)
Income taxes	-
Loss from continuing operations	(31,310,021)

Discontinued operations
Loss from discontinued operations	(9,077,079)
Net loss	(40,387,100)
Deficit, beginning of year	(50,994,973)
Deficit, end of year	$(91,382,073)
Basic and diluted loss from continuing operations per share	$(0.83)
Loss from discontinued operations per share	(0.24)

Basic and diluted loss per share	$(1.07)
Weighted average common shares	37,767,000
Common shares outstanding, end of period	37,914,250

Zi Corporation 2004      41

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended December 31	2002
Operating activities:
Net loss	$(31,310,021)
Items not affecting cash:
Loss (gain) on dispositions of capital assets	330,194
Depreciation and amortization	3,879,913
Impairment of goodwill	1,976,908
Impairment of intangible assets	2,424,694
Interest expense	240,573
Equity in net loss of significantly influenced company	343,402
Funds applied to operations	(22,114,337)
Decrease in non-cash working capital	1,896,595
Cash flow applied to operations	(20,217,742)

Financing activities:
Proceeds from issuance of common shares	1,117,446
Issuance of note payable	5,127,910
Payment of capital lease obligations	(143,080)
6,102,276

Investing activities:
Short-term investments	8,577,503
Purchase of capital assets	(1,060,012)
Proceeds from capital dispositions	50,964
Software development costs	(978,161)
Other deferred costs	(60,000)
Acquisition of subsidiaries net of bank indebtedness	(1,884,433)
Sale of subsidiary net of cash given up	(548,461)
4,097,400
Discontinued operations	(3,730,127)

Net cash (outflow) inflow	(13,748,193)
Cash and cash equivalents, beginning of year	19,090,964
Cash and cash equivalents, end of year	$5,342,771

Non cash financing activity
Equipment acquired under capital lease	$34,200
Patent acquired through share issuance	$-
Acquisition of subsidiary	$513,500

Components of cash and cash equivalents
Cash	$5,342,771
Cash equivalents	$-

Supplemental cash flow information
Cash paid for interest	$136,888
Cash paid for income taxes	$-

42     FINANCIAL REVIEW

New accounting standards

The following guidelines issued by the CICA did not or are not expected to impact the Company:

In late 2003, the of the CICA issued EIC-141, "Revenue Recognition", EIC-142, "Revenue Arrangements with Multiple Deliverables" and EIC-143, "Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts". The EIC guidelines provide interpretive guidance for applying the standards in Section 3400 Revenue of the CICA Handbook and bring Canadian standards in line with U.S. standards. The new guidance had no impact on the Company as we report under US GAAP already.

During 2004, we adopted the new CICA Handbook sections 1100, "Generally Accepted Accounting Principles", and 1400, "General Standards of Financial Statement Presentation". These sections outline standards for fair presentation in financial reporting and describe what constitutes Canadian GAAP and its sources. The adoption of these standards had no significant impact on the Company's consolidated financial statements.

Section 3063, "Impairment of Long-lived Assets" of the CICA Handbook became effective for our 2004 fiscal year. The standard provides guidance on recognizing, measuring and disclosing the impairment of long-lived assets and replaces the previous standard for write-downs of property, plant and equipment. The adoption of the standard had no significant impact to the Company.

Section 3461, "Employee Future Benefits" of the CICA handbook was amended in 2004 to require greater disclosure with respect to employer's pension plans and other employer future benefit plans. The amendments to this standard do not include any changes to any of the recognition or measurement requirements. The adoption of these standards had no significant impact on the Company's consolidated financial statements.

Effective in 2005, Accounting Guideline 15, "Consolidation of Variable Interest Entities", which requires consolidation of certain entities that are subject to control on a basis other than ownership of voting interests, called variable interest entities ("VIE's"). The new guidance had no impact on the Company as we report under US GAAP which includes similar VIE requirements.

17. Supplemental Financial Information

Accrued liabilities

The following items are included in the accounts payable and accrued liabilities balance:

Accounts payable and accrued liabilities		2004	2003
Trade accounts payable		545,228	442,788
Litigation and legal		1,120,130	2,037,644
Compensation		1,011,397	1,118,735
Other accrued liabilities		404,525	500,140
Total		3,081,280	4,099,307

Non-cash working capital
The following balances are included as part of non-cash working capital:

Non-cash working capital	2004	2003	2002
Accounts receivable	$(1,561,047)	$(1,213,608)	$(1,123,702)
Work-in-progress and inventory	-	97,455	151,085
Prepayments and deposits	(15,227)	303,880	(117,147)
Accounts payable and accrued liabilities	(1,018,027)	(151,974)	2,271,409
Deferred revenue	1,604,532	593,639	20,494
(Decrease) increase in non-cash working capital	$(989,769)	$(370,608)	$1,202,139

Loss per share

In 2004, anti-dilutive stock options, RSU's, warrants and performance based escrowed shares of 6,374,836 have been excluded in the calculation of diluted loss per share (2003 - 6,014,904; 2002 - 5,310,700).

Zi Corporation 2004      43

18. Reclassifications

Certain amounts have been reclassified to conform with the presentation adopted in the current year.

19. Subsequent Events

In January 2005, the Company purchased the assets of Decuma AB ("Decuma"), a Swedish company specializing in developing and marketing handwriting recognition software. As part of the acquisition, the Company acquired Decuma's intellectual property and customer agreements. The purchase price included 146,929 common shares with a value of $1.0 million and cash consideration of $175,254 less direct costs of the purchase.

The estimated purchase price is allocated as follows:

Net assets acquired:

Non-cash working capital	$(15,451)
Capital assets	50,201
Patents and trademarks	896,120
$930,870

44     FINANCIAL REVIEW

Corporate Information

Directors	Additional information is available on the Company's website or by contacting:

Derrick R. Armstrong	Investor Relations
Director	T 403.233.8875
F 403.233.8878
Howard R. Balloch	E investor@zicorp.com
Director	W www.zicorp.com

Donald Hyde
Director	Banker
HSBC Bank Canada
Michael E. Lobsinger
Chairman of the Board
Legal Counsel
Thompson MacDonald	Borden Ladner Gervais LLP
Director	Barristers and Solicitors

Michael Mackenzie
Director	Auditor
Deloitte & Touche LLP
Donald P. Moore
Director
Transfer Agent
Richard D. Tingle	Olympia Trust Company
Director
Stock Exchange Listing
Senior Management Team	Nasdaq: ZICA
Mike Connell	Toronto Stock Exchange: ZIC
President and Chief Executive Officer

Dale Kearns
Chief Financial Officer	Annual General Meeting
The Annual General Meeting of the common
Milos Djokovic	shareholders of Zi Corporation will be held at the
Chief Technology Officer and Chief Operating Officer	Metropolitan Conference Centre, The Plaza Room at
333-4th Avenue S.W. Calgary, Alberta at 3:00 p.m.
Glen Morgan	(Mountain Standard time) on May 25, 2005.
Senior Vice President Global Sales and Marketing

2100, 840 - 7 Avenue SW
Calgary, Alberta Canada T2P 3G2
P (403) 233-8875
F (403) 233-8878
W www.zicorp.com